FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

National Australia Bank Limited

Half Year

Results 2003

6 Months Ended 31 March 2003

TABLE OF CONTENTS

Media Release

Section 2 - Financial Summary
Reporting Format
Divisional Performance Summary
Group Performance Summary
Cash Earnings by Region from Ongoing Operations
Summary of Financial Position
Group Key Performance Measures.

Section 3 - Management Discussion & Analysis
Overview
Restructuring Progress
Asset Quality
European Pension Schemes
Share Based Payments - Employee Benefits
Software Capitalisation
Integrated Systems Implementation (ISI) Program
Profitability
Net Interest Income
Net Life Insurance Income
Other Operating Income
Operating Expenses
Income Tax Expense
Capital and Performance Measures
Performance Measures
Capital Position
Share Buy-back Program
Total Banking
Retail Banking
Financial Services Australia.
Financial Services Europe
Financial Services New Zealand
Corporate & Institutional Banking.
Wealth Management
Other (incl. Excess Capital, Group Funding & Corporate Centre)

Section 4 – Detailed Financial Information
1. Performance Summary by Division.
2. Net Interest Income
3. Net Interest Margins & Spreads
4. Average Balance Sheet & Related Interest.
5. Gross Loans & Advances
6. Net Life Insurance Income.
7. Revenue
8. Expenses
9. Full Time Equivalent Employees
10. Doubtful Debts
11. Asset Quality
12. Income Tax Reconciliation
13. Significant Items
14. Exchange Rates
15. Capital Adequacy
16. Cash Earnings per Share
17. Risk Management
18. Financial Information for US Investors
Glossary of Terms
Alphabetical Index

Media Release

NATIONAL LIFTS HALF YEAR DIVIDEND FOLLOWING STRONG BANKING RESULT

FINANCIAL HIGHLIGHTS

•             Group cash earnings from ongoing operations of $2,131 million

•                       up 7.4% on March 2002

•                       up 8.9% on September 2002

•             Group cash earnings per share

•                       up 4.0% on March 2002

•                       up 10.6% on September 2002

•             Banking

•                       cash earnings up 11.4%

•                       8.0% growth in underlying profit

•                       cost to income ratio improved to 47.3% from 48.0%

•             Australian and New Zealand retail businesses performed strongly:

Financial Services Australia

•                       underlying profit up 13.7% on March 2002; up 5.9% on September 2002;

•                       cost to income ratio improved to 45.6% from 48.9%

Financial Services New Zealand

•                       underlying profit up 32.1% on March 2002; up 19.1% on September 2002

•                       cost to income ratio improved to 50.8% from 53.2%

•             Group net profit of $1,877 million after a $205 million non-cash reduction in the valuation of our Wealth Management business.

•             Interim dividend of 80 cents up 11%, fully franked

•             Return on equity of 17.1%

•             EVA up 30% to $836 million

•             Asset quality continues to be sound with gross non-accrual loans to total loans lower at 0.59%

* All comparisons relate to the half year ended 31 March 2002 unless otherwise stated

MANAGING DIRECTOR’S REVIEW

National Australia Bank Managing Director and Chief Executive Officer, Frank Cicutto, said today that Group cash earnings from ongoing operations (before significant items and revaluations) for the six months ended 31 March 2003 was $2,131 million, up 7.4% on March 2002 and 8.9% higher than September 2002.

Mr Cicutto said: “This is a satisfactory result. The National continues to improve returns for shareholders. The interim dividend for 2003 is 80 cents (100% franked), which is 11% higher than March 2002 and 7% higher than the September 2002 dividend. We also expect the full year dividend to be fully franked.

“Initiatives undertaken last year to strengthen and focus our businesses have benefited our first half result.

“We have seen solid growth in our core operations in the first half and remain well positioned for future challenges.

“The Group’s banking operations generated $1,964 million in cash earnings, which was 11.4% higher than the six months ended March 2002.

“The underlying profitability of our banking business was demonstrated again in the March half, with an 8.0% increase on the previous corresponding period. In particular, our retail businesses in Australia and New Zealand saw strong underlying profitability and significantly improved their cost to income ratios.

“The Group achieved a half year net profit of $1,877 million after a $205 million non-cash reduction in the valuation of our Wealth Management business.

“Uncertain market conditions have affected our business mix with increased flows into mortgages and retail deposits, slower than expected growth in business lending and lower equity market returns. This has affected business performance and Group margins.

Divisional performance

“Financial Services Australia, which contributed 44.6% of the Group’s cash earnings during the March half, achieved $904 million in cash earnings: 3.9% higher on the same period last year. The strength of our Australian operation is demonstrated by the 13.7% increase in underlying profitability and 330 basis point improvement in the cost to income ratio to 45.6%. Home lending grew by 21.9% compared with March 2002. As at March 2003, the National has a market share of 17.8% compared with 17.5% as at 30 September 2002. (Source RBA/National)

“Financial Services New Zealand posted another record result with a 35.9% increase in cash earnings at $159 million. Income was up 25.6% compared with the previous corresponding half due to strong lending activity, deposit growth and the strong NZ dollar.

“Financial Services Europe achieved $508 million cash earnings, which was up 1.4% on the March 2002 half and 9.2% higher than the September 2002 half.  Continued progress was made in building the European operations and we are pleased that credit quality remains sound in a difficult operating environment.

“Cash earnings for Corporate & Institutional Banking was $416 million, 10.3% higher than for the same period last year despite weaker money market conditions. The improved performance was due to a lower charge for doubtful debts, attention to cost control and lending growth as a result of an emphasis on enhancing relationships with core clients.

“Operating conditions for our Wealth Management business proved challenging as equity markets weakened further. Operating profit was more than double the September half but significantly down on the March 2002 half. Our Wealth Management business was impacted by a revaluation of $205 million, which is a non-cash item.

“The value of Australian total funds under management has declined from $65.6 billion as at September 2002 to $65.1 billion as at March 2003 due to weak market sentiment.  This impacted retail funds under management market share, however, Wealth Management has maintained its second place ranking (ASSIRT Market Share Report, March 2003). Wealth Management currently has the leading market share in platforms ie. Master Funds and Wraps (ASSIRT Market Share Report, December 2002).

“The Australian retail risk insurance business continues to maintain its market leading position, increasing to a 16.8% market share for the 12 months ended 30 September 2002. (Source: DEXX&R as at September 2002 Research Reports.)

“In the United Kingdom, despite lower than anticipated sales in difficult market conditions, investment funds under management grew by 2% to $1.5 billion at a time when the market fell by 23%.

“We have continued to invest in wealth management in all regions, because of our confidence in our differentiated position and the long-term strategic opportunities in this industry.

Asset quality

“In light of the uncertain global environment, a strong focus on asset quality and credit risk management has been maintained. The Group’s asset quality remains sound. The ratio of gross non-accrual loans to total loans improved to 0.59% compared with 0.62% as at 30 September 2002.

“Deliquency levels across our consumer lending portfolios’ are below long-term trends and housing loss rates and delinquency rates remain at historical lows. Housing prices and the consumer economic environment are presently stable, and we are closely monitoring these areas.

“In relation to our business lending portfolio, fully secured business lending has increased to 56.3% as at 31 March 2003 compared with 51.7% as at 31 March 2002.

“In relation to Corporate & Institutional Banking, 86% of the portfolio is investment grade lending.

“Our Agribusiness portfolio continues to be in a satisfactory position with non-accrual loans relating to agriculture, forestry and fishing unchanged on 30 September 2002.

Productivity initiatives

“We have continued to restructure the business and drive productivity improvements in line with our Positioning for Growth program. Cost savings associated with the program are on track with $195 million of annual cost savings achieved. This is 52.7% of the $370 million target to be achieved by the end of the 2004 financial year. We are also making progress with the cost to income targets set under the program. The banking cost to income ratio improved to 47.3% from 48.0% as at 31 March 2002.

Investments for future growth

“We have invested to improve productivity and customer service across the Group. Progress has been made in relation to the introduction of a number of new technology platforms.

“Financial Services Australia has made a substantial investment in technology, including Siebel-based sales and service desktop solutions for consumer lending (eConsumer Lending) and business lending (eBusiness Lending) applications. Our eConsumer Lending project is complete with this application now operating on 8,100 desktops around Australia. The deployment of the eBusiness Lending application is also underway and is currently available on more than 700 desktops.

 “The ISI program (Integrated Systems Implementation) continues to be on track. To date it has successfully delivered: the first tranche of modules, covering human resources, payroll and core finance (general ledger and procurement) functionality in New Zealand; and, additional human resource functionality in Europe. Planning for the rollout of this technology in Australia is now well underway.

“In other areas, our investment in Wealth Management ($200 million over 3 - 4 years) is progressing well and will allow us to provide enhanced services and business support to financial advisers.

Investments in compliance and quality

“During the last half, the Group moved to review compliance standards and make associated quality improvements.

“In Australia, there has been a significant program to deal with regulatory issues. These include the new licensing requirements under the Financial Services Reform Act (FRSA), Privacy and the verification of identification for cash management accounts.

“In relation to the FSRA, the National intends to apply for and obtain relevant Australian financial services licences by 1 October 2003, which will be approximately six months ahead of the compliance deadline.

 “The process to compensate investors for unit price adjustments in some National Australia Financial Management superannuation, pension and investment bond products is progressing.  We expect to begin processing compensation for the bulk of the affected investors by June.

“A non material increase in costs associated with compensation and administration of $8 million after tax has been provided for in the March half. (A $45 million after tax compensation plan was expensed in the year ended 30 September 2002.)

“Along with investing to develop our Wealth Management business in the United Kingdom, we have improved compliance procedures in our existing business as part of our ongoing commitment to providing quality advice and customer service.

Balanced stakeholder approach

“I am pleased to report a number of initiatives being undertaken by the National which are in line with a more balanced approach to stakeholders.

“The National has made a significant investment in its Australian rural network, opening 15 new Integrated Financial Service Centres in regional towns at a cost of approximately $10 million.  In metropolitan areas, more than 180 branches were fully or partially upgraded.

“Our banking arrangement with Australia Post, which is available at more than 2,900 locations, was extended to offer business transaction services at a further 140 locations, 76 in rural areas.

 “In February, more than 1,000 Australian farmers participated in our Drought Forum. Agribusiness experts were brought together to provide farmers with an insight into the current climate cycle, including when the drought might break in their region, to assist farmers with their decisions concerning cropping and stock programs for 2003.

“In the same month, the National presented to the Joint Parliamentary Committee on Corporations and Financial Services and outlined our strategy for rural and regional bank services over the next three years.

“In March this year in Scotland, Clydesdale Bank launched “Art for All” in association with The Glasgow School of Art. The program exposes students to a range of workshops run by different artists. Its aim is to promote social inclusion and give students an insight into the wide variety of creative skills that can lead to career opportunities.

“Northern Bank won the Young Enterprise Special Award in the Northern Ireland Business Education Awards for its pioneering work promoting entrepreneurial skills in school children.

Strong active capital management

“The National continues to be the only AA rated bank in the Asia pacific region. We have a strong capital position with a 7.47% risk adjusted Tier 1 capital ratio and a total capital ratio of 9.16%.

“EVA (which measures the economic value added to the business) grew strongly, increasing by 30% to $836 million.

“As part of maintaining our commitment to capital management, 32.4 million shares were purchased during the March half at an average price of $31.59.

Outlook

“Our half year result reflects strong attention to continued growth in core markets with a heightened focus on earnings quality. This is reflected in the underlying profit result by our banking operations and the solid return to shareholders this half year.

“We continue to expect cash earnings per share at the lower end of the 8%-11% target range subject to interest rate, currency and market performance.

 “We are confident that our ongoing investments and other business initiatives will continue to allow the National to manage future challenges.”

14 May 2003

For media enquiries, please contact

Majella Allen

Brandon Phillips

Group Corporate Affairs

Group Corporate Affairs

0410 440 305	0419 369 058

SECTION 2

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2003

FINANCIAL SUMMARY

REPORTING FORMAT

Reporting Structure

To assist with the interpretation of the Group’s results, earnings have been reported under the following structure:

Ongoing operations

•             Retail Banking, which comprises:

•                 Financial Services Australia (‘FSA’)

•                 Financial Services Europe (‘FSE’)

•                 Financial Services New Zealand (‘FSNZ’);

•             Corporate & Institutional Banking (‘CIB’) (formerly Wholesale Financial Services);

•             Other (including Excess Capital, Group Funding & Corporate Centre); and

•             Wealth Management (‘WM’).

•             Cash earnings by region from ongoing operations (Refer page 9 for further details)

Disposed operations

•             HomeSide - reflecting the Board’s decision to sell SR Investment, Inc., the parent company of HomeSide Lending, Inc. effective 1 October 2002 and the sale of HomeSide US’s operating platform and operating assets as at 1 March 2002; and

•             Other non-core operations - the closure of the Vivid business in Great Britain in April 2001.

Prior Period Comparatives

From 1 October 2002, there have been transfers of business units across all Divisions. For comparability, the Divisions’ prior period results have been restated from the Profit Announcement released on 7 November 2002. The nature of the restatements have been fully disclosed in the 2003 half year results template released on 28 March 2003.

Please refer to the National’s website at www.national.com.au for a copy of this announcement.

Cash Earnings

Cash earnings is a key performance measure and financial target used by the Group. It is also a key performance measure used by the broking community, as well as by those Australian peers of the Group with a similar business portfolio.

A reconciliation of cash earnings to net profit appears on page 7. Cash earnings is also explained in detail in the Glossary of Terms.

DIVISIONAL PERFORMANCE SUMMARY

		Half year to			Fav/(unfav) change on
	Note	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
		$m	$m	$m	%	%

Cash earnings
Retail Banking
Financial Services Australia	1	904	887	870	1.9	3.9
Financial Services Europe	1	508	465	501	9.2	1.4
Financial Services New Zealand	1	159	140	117	13.6	35.9
Retail Banking		1,571	1,492	1,488	5.3	5.6

Corporate & Institutional Banking	1	416	441	377	(5.7)	10.3

Other (incl. Excess Capital, Group Funding and Corporate Centre)	1	(23)	(54)	(102)	57.4	77.5

Total Banking		1,964	1,879	1,763	4.5	11.4

Wealth Management operating profit after tax (1)	1	167	77	221	large	(24.4)

Cash earnings from ongoing operations before significant items		2,131	1,956	1,984	8.9	7.4

Cash earnings from disposed operations (2)	1	—	(9)	107	large	large

Net profit attributable to outside equity interest		10	(1)	7	large	(42.9)

Distributions		94	92	95	(2.2)	1.1

Cash earnings before significant items (3)		2,027	1,856	1,989	9.2	1.9

Weighted av no. of ordinary shares (million)	16	1,524	1,544	1,555	1.3	2.0
Cash earnings per share before significant items (cents) (4)		133.0	120.3	127.9	10.6	4.0

Reconciliation to net profit

Cash earnings before significant items		2,027	1,856	1,989	9.2	1.9
Adjusted for:

Net profit attributable to outside equity interest		10	(1)	7	large	(42.9)
Distributions		94	92	95	(2.2)	1.1
Wealth Management revaluation profit/(loss) after tax	1	(205)	(389)	237	47.3	large
Goodwill amortisation		(49)	(53)	(48)	7.5	(2.1)
Net profit before significant items		1,877	1,505	2,280	24.7	(17.7)

Significant items after tax	13	—	(389)	(17)	large	large

Net profit		1,877	1,116	2,263	68.2	(17.1)

Net profit attributable to outside equity interest		10	(1)	7	large	(42.9)

Net profit attributable to members of the Company		1,867	1,117	2,256	67.1	(17.2)

Distributions		94	92	95	(2.2)	1.1

Earnings attributable to ordinary shareholders		1,773	1,025	2,161	73.0	(18.0)

(1)                               Wealth Management operating profit after tax refers to net profit generated through the Wealth Management operations. It excludes revaluation profit/(loss) after tax.

(2)                               Includes an $89 million once-off taxation benefit from HomeSide in the March 2002 half year.

(3)                               Cash earnings is a performance measure used by the management of the Group. Refer to the Glossary of Terms for a complete discussion of cash earnings.

(4)                               This calculation is prepared on a cash earnings per ordinary share basis. Refer to note 16 for information on cash earnings per diluted share.

GROUP PERFORMANCE SUMMARY

		Half year to			Fav/(unfav) change on
	Note	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
		$m	$m	$m	%	%
Banking (1)
Net interest income	2	3,692	3,584	3,517	3.0	5.0
Other operating income (2)	7	2,066	1,972	1,877	4.8	10.1

Banking net operating income (1)		5,758	5,556	5,394	3.6	6.7

Wealth Management
Net interest income	2	54	45	56	20.0	(3.6)
Net life insurance income (3)	6	81	(250)	240	large	(66.3)
Other operating income (2)	7	366	411	388	(10.9)	(5.7)

Net operating income		6,259	5,762	6,078	8.6	3.0

Banking operating expenses (1)	8	2,692	2,645	2,555	(1.8)	(5.4)
Wealth Management operating expenses (4)	8	394	482	331	18.3	(19.0)
Charge to provide for doubtful debts	10	322	260	387	(23.8)	16.8

Cash earnings before tax		2,851	2,375	2,805	20.0	1.6

Banking income tax expense (1)	12	781	771	689	(1.3)	(13.4)
Wealth Management income tax (benefit)/expense	12	(61)	(352)	132	(82.7)	large
Cash earnings from ongoing operations before significant items		2,131	1,956	1,984	8.9	7.4

Wealth Management revaluation profit/(loss) after tax	1	(205)	(389)	237	47.3	large

Goodwill amortisation		49	53	48	7.5	(2.1)

Net profit from ongoing operations		1,877	1,514	2,173	24.0	(13.6)

Net profit from disposed operations (HomeSide)		—	(9)	107	large	large
Net profit before significant items		1,877	1,505	2,280	24.7	(17.7)

Significant items after tax	13	—	(389)	(17)	large	large
Net profit		1,877	1,116	2,263	68.2	(17.1)

Net profit attributable to outside equity interest		10	(1)	7	large	(42.9)
Net profit attributable to members of the Company		1,867	1,117	2,256	67.1	(17.2)

Distributions		94	92	95	(2.2)	1.1
Earnings attributable to ordinary shareholders		1,773	1,025	2,161	73.0	(18.0)

(1)                               Banking refers to Total Banking adjusted for eliminations. Refer to note 1 for further details.

(2)                               Other operating income excludes net interest income, net life insurance income and revaluation profit/(loss).

(3)                               Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group.

(4)                               Other operating expenses excludes life insurance expenses incorporated within net life insurance income.

CASH EARNINGS BY REGION FROM ONGOING OPERATIONS

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Australia
Retail Banking (1)	895	894	866	0.1	3.3
Corporate & Institutional Banking	202	250	164	(19.2)	23.2
Wealth Management	137	52	184	large	(25.5)
Other (incl. Excess Capital, Group Funding & Corporate Centre) (2)	(64)	(66)	(74)	3.0	13.5
Total Australia	1,170	1,130	1,140	3.5	2.6

Europe
Retail Banking (1)	509	456	504	11.6	1.0
Corporate & Institutional Banking	90	82	107	9.8	(15.9)
Wealth Management	12	26	18	(53.8)	(33.3)
Other (incl. Group Funding & Corporate Centre)	(46)	(19)	(27)	large	(70.4)
Total Europe	565	545	602	3.7	(6.1)

New Zealand
Retail Banking (1)	167	142	118	17.6	41.5
Corporate & Institutional Banking	74	80	79	(7.5)	(6.3)
Wealth Management	6	3	4	large	50.0
Other (incl. Group Funding & Corporate Centre)	(8)	(4)	(4)	large	large
Total New Zealand	239	221	197	8.1	21.3

United States
Corporate & Institutional Banking	26	20	(19)	30.0	large
Other (incl. Group Funding & Corporate Centre) (3)	89	34	(1)	large	large
Total United States	115	54	(20)	large	large

Asia
Corporate & Institutional Banking	24	9	46	large	(47.8)
Wealth Management	12	(4)	15	large	(20.0)
Other (incl. Group Funding & Corporate Centre)	6	1	4	large	50.0
Total Asia	42	6	65	large	(35.4)
Cash earnings from ongoing operations before significant items	2,131	1,956	1,984	8.9	7.4

(1)                               Regional Retail Banking results differ from Financial Services Australia, Europe and New Zealand primarily due to the inclusion of the global fleet management business units within Financial Services Australia

(2)                               Earnings on excess capital is wholly attributed to Australia. The earnings rate on excess capital for the half years ended March 2003, September 2002 and March 2002 were 4.99%, 5.72% and 5.26% respectively

(3)                               The increased contribution is due to the cessation of redeemable preference share dividend payments with the sale of SR Investment, Inc. (HomeSide).

Refer to the Group Performance Summary on page 8 for a reconciliation of cash earnings from ongoing operations before significant items to net profit.

SUMMARY OF FINANCIAL POSITION

		As at			Change on
	Note	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
		$m	$m	$m	%	%

Assets
Cash assets		6,060	6,294	8,423	(3.7)	(28.1)
Due from other financial institutions		13,760	15,876	18,816	(13.3)	(26.9)
Due from customers on acceptances		20,677	19,474	20,317	6.2	1.8
Trading securities		21,414	19,590	17,131	9.3	25.0
Trading derivatives (1)		25,228	12,128	12,838	large	96.5
Available for sale securities		5,005	6,192	6,213	(19.2)	(19.4)
Investment securities		10,925	13,541	10,556	(19.3)	3.5
Investments relating to life ins. business		30,278	31,012	32,865	(2.4)	(7.9)
Loans and advances		242,612	231,300	207,636	4.9	16.8
Mortgage loans held for sale		12	85	101	(85.9)	(88.1)
Mortgage servicing rights		—	1,794	6,044	large	large
Shares in entities and other securities		1,186	1,199	1,114	(1.1)	6.5
Regulatory deposits		180	129	334	39.5	(46.1)
Property, plant and equipment		2,493	2,640	2,558	(5.6)	(2.5)
Income tax assets		1,213	1,292	1,194	(6.1)	1.6
Goodwill		787	775	828	1.5	(5.0)
Other assets		12,366	14,066	14,669	(12.1)	(15.7)
Total assets		394,196	377,387	361,637	4.5	9.0

Liabilities
Due to other financial institutions		49,722	43,279	41,194	14.9	20.7
Liability on acceptances		20,677	19,474	20,317	6.2	1.8
Life insurance policy liabilities		30,206	30,425	32,056	(0.7)	(5.8)
Trading derivatives (1)		24,821	12,000	12,384	large	large
Deposits and other borrowings		207,040	206,864	190,627	0.1	8.6
Income tax liabilities		1,255	1,609	2,045	(22.0)	(38.6)
Provisions		1,251	2,809	2,202	(55.5)	(43.2)
Bonds, notes and subordinated debt		18,933	22,192	22,499	(14.7)	(15.8)
Other debt issues		1,808	1,866	1,926	(3.1)	(6.1)
Other liabilities		14,668	13,618	12,936	7.7	13.4
Net assets		23,815	23,251	23,451	2.4	1.6

Equity
Contributed equity	15	9,052	9,931	10,486	(8.9)	(13.7)
Reserves	15	1,254	2,105	1,480	(40.4)	(15.3)
Retained profits	15	13,224	11,148	11,416	18.6	15.8
Total parent entity interest		23,530	23,184	23,382	1.5	0.6

Outside equity interests in controlled entities	15	285	67	69	large	large
Total equity		23,815	23,251	23,451	2.4	1.6

(1)            The change in the fair value of trading derivatives asset and liability balances from March 2002 to March 2003 primarily reflects the revaluation impacts of movements in interest rates. The change in fair value from September 2002 to March 2003 primarily results from a reclassification not previously included, which equally impacts both trading derivative asset and liability balances and is not material in the context of the Group’s balance sheet. The net trading derivative position at September 2002 is unchanged.

GROUP KEY PERFORMANCE MEASURES

		Half year to
	Note	Mar 03		Sep 02		Mar 02
Shareholder measures
EVA ($million) (1)		836		643		641
Per ordinary share (cents)
Cash earnings before significant items (2)	16	133.0	c	120.3	c	127.9	c
Cash earnings after significant items (2)		133.0	c	95.1	c	126.8	c
Earnings before significant items		116.3	c	91.6	c	140.1	c
Earnings after significant items		116.3	c	66.4	c	139.0	c
Per diluted share (cents) (3)
Cash earnings before significant items	16	130.1	c	117.5	c	125.4	c
Earnings after significant items		114.2	c	66.2	c	135.9	c
Weighted average ordinary shares (no. million)		1,524		1,544		1,555
Weighted average diluted shares (no. million) (3)		1,595		1,620		1,629
Dividends per share (cents)		80	c	75	c	72	c
Performance (after non-cash items) (4)
Return on average equity before significant items		17.1%		14.5%		20.3%
Return on average equity after significant items		17.1%		10.5%		20.1%
Return on average assets before significant items		0.94%		0.77%		1.24%
Net interest income
Net interest spread	3	2.22%		2.36%		2.41%
Net interest margin	3	2.56%		2.63%		2.71%
Profitability
Total Banking cost to income ratio before significant items (5)		47.3%		48.2%		48.0%
Cash earnings per average FTE (before significant items) ($’000)		95		85		85

		As at
		Mar 03	Sep 02	Mar 02
Capital
Tier 1 ratio	15	7.47%	7.76%	7.91%
Tier 2 ratio	15	3.02%	3.76%	4.03%
Deductions	15	(1.33)%	(1.31)%	(1.34)%
Total capital ratio	15	9.16%	10.21%	10.60%
Adjusted common equity ratio (6)	15	5.09%	5.37%	5.44%
Common equity to tangible assets (7)		4.59%	5.02%	5.38%
Balance sheet assets ($bn)
Gross loans and acceptances		267	255	232
Risk-weighted assets	15	254	248	237
Off-balance sheet assets ($bn)
Funds under management and administration		65	66	71
Assets under custody and administration		343	365	359
Asset quality
Gross non-accrual loans to gross loans and acceptances	11	0.59%	0.62%	0.75%
Net impaired assets to total equity	11	4.5%	4.7%	4.9%
General provision to risk-weighted assets	11	0.75%	0.82%	0.88%
Specific provision to gross impaired assets	11	36.1%	34.6%	37.0%
General and specific provisions to gross impaired assets	11	155.7%	161.0%	155.7%
Other information
Full-time equivalent employees (no.)	9	43,002	43,202	43,658

(1)            Economic Value Added (EVA) is a registered trademark of Stern Stewart & Co. Refer pages 26 and 83 for further details.

(2)            Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) after tax and goodwill amortisation.

(3)            Refer to note 16 for the components.

(4)            Includes non-cash items, ie. revaluation profits/(losses) after tax and goodwill amortisation.

(5)            Total Banking cost to income ratio is gross of eliminations, refer to note 1. Costs include total expenses adjusted for significant items,goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue adjusted forsignificant items and net of interest expense. Refer to the Glossary of Terms for a complete discussion of the cost to income ratio.

(6)            Calculated as adjusted common equity to the risk-weighted assets.

(7)            Calculated as adjusted shareholders funds to the adjusted tangible assets.

SECTION 3

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2003

MANAGEMENT DISCUSSION & ANALYSIS

Management Discussion & Analysis - Overview

OVERVIEW (1)

Cash earnings of $2,027 million were a record half year result and were 1.9% higher than the March 2002 half year. Cash earnings per share (EPS) increased 5.1 cents (4.0%) to 133.0 cents, reflecting both growth in the earnings of the underlying core business and active capital management initiatives.

Cash earnings from ongoing operations have grown 7.4% on the March 2002 half year and 8.9% on the September 2002 half year. Total Banking has maintained earnings momentum with good volume growth and the benefit from restructuring activities. This has resulted in underlying profit growth of 8.0% from the March 2002 half.

A key feature of the result has been strong underlying growth in both the Australian and New Zealand retail banking operations. Strong housing growth and sound asset quality were evident across the Group. Difficult trading conditions in Europe and pressure on Wealth Management income due to weak investor sentiment resulted in slower growth in these business divisions.

Cash earnings per share growth (in cents)

The March 2002 half included a $107 million contribution (including an $89 million once-off taxation benefit) from HomeSide. This impact has been partly mitigated by the reduction in the Group’s funding cost as a result of the sale.

The impact of the ongoing share buy back (net of funding costs) has added 1.6 cents or 1.3% to cash EPS growth compared to the March 2002 half.

The interim dividend has been increased 8 cents to 80 cents per share compared with the prior corresponding period. The Group anticipates a 100% franking level for the 2003 financial year.

Banking

Total Banking includes the Regional Retail Financial Services Divisions, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). It excludes Wealth Management.

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Net interest income	3,692	3,584	3,517	3.0	5.0
Other operating income	2,124	2,041	1,940	4.1	9.5
Total income	5,816	5,625	5,457	3.4	6.6
Other operating expenses	2,750	2,714	2,618	(1.3)	(5.0)
Underlying profit	3,066	2,911	2,839	5.3	8.0
Charge to provide for doubtful debts	321	261	387	(23.0)	17.1
Cash earnings before tax	2,745	2,650	2,452	3.6	11.9
Income tax expense	781	771	689	(1.3)	(13.4)
Cash earnings before significant items	1,964	1,879	1,763	4.5	11.4

(1)                               The discussion on the following two pages relates to results before significant items. For a reconciliation to net profit refer page 7.

Banking operations generated $1,964 million of total Group cash earnings, an increase of 11.4% on prior corresponding period. The retail banking operations produced $1,571 million, a growth rate of 5.6%, with the results underpinned by strong volume growth, cost containment and an improved asset quality profile across regions. Corporate & Institutional Banking had a 10.3% increase in cash earnings in tough market conditions.

At an underlying profit level, Total Banking increased 8.0% from the March 2002 half year (5.3% from the September 2002 half).  Retail Banking growth was 7.8% and 5.0% respectively.

	Half year to			Fav/ (unfav) change on
Underlying profit	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Financial Services Australia	1,446	1,365	1,272	5.9	13.7
Financial Services Europe	869	867	917	0.2	(5.2)
Financial Services New Zealand	243	204	184	19.1	32.1
Retail Banking	2,558	2,436	2,373	5.0	7.8
Corporate & Institutional Banking	565	573	606	(1.4)	(6.8)
Other	(57)	(98)	(140)	41.8	59.3
Total Banking	3,066	2,911	2,839	5.3	8.0

Sound progress was made towards 2004 efficiency targets established under Positioning for Growth.

		Half year to
Cost to income ratio by banking division	2004 Target	Mar 03	Sep 02	Mar 02
		%	%	%
Financial Services Australia	46.0	45.6	47.4	48.9
Financial Services Europe	48.0	50.1	49.2	47.7
Financial Services New Zealand	48.0	50.8	53.4	53.2
Corporate & Institutional Banking	36.0	39.8	40.6	37.8
Total Banking		47.3	48.2	48.0

Wealth Management

Operating profit from Wealth Management more than doubled from the September 2002 half year but fell by 24.4% from the March 2002 half year. Market share remained steady. The value of funds under management decreased 0.8% from 30 September 2002 as a result of weaker global equity markets, which have impacted investor confidence. This has had a significant impact on the level of fees earned, and has continued to unfavourably impact the investment earnings on capital. Investors have generally lowered their risk profile during the half year and this has been reflected in slower growth in investment products within Wealth Management, but strong growth in deposit volumes within the Group’s banking businesses.

The share of net retail funds management inflows captured for the year to December 2002 was 16.7%, which compares to a market share of funds under management of 14.1%. The continuation of a substantial investment program in both Australia and the United Kingdom will ensure the future growth in this business.

Wealth Management efficiency targets	2004 Target	Half year to
		Mar 03	Sep 02	Mar 02
Cost to premium income ratio (%)	21.0	21.0	22.0	22.0
Cost to funds under management (basis points) (1)	65	67	67	66

(1)            March 2003 and September 2002 half years exclude the NAFiM investor compensation

Diversification of income streams

The Group has continued to deliver on its strategy of diversifying sources of income, as well as the geographic mix of income. The Group has remained focused on the development of sustainable relationship based sources of income and reduced historical reliance on net interest income. In addition to the ongoing growth in the Group’s Wealth Management business, there has been an increase in the share of Total Banking income derived from non-interest income from 35.6% in the March 2002 half to 36.5% in the March 2003 half.

Restructuring Progress

During 2002 the Group recognised restructuring costs of $580 million ($412 million after tax) resulting from its Positioning for Growth program and related restructuring activities. The initiative comprised a fundamental reorganisation of the structure of the Group as well as a series of revenue and cost enhancement initiatives. Restructuring expenses primarily related to redundancies of $327 million, surplus leased space of $68 million and other restructuring costs of $185 million including technology write-downs of $132 million.

The restructuring expenses were incurred to deliver a significant portion of the announced cost reduction target of $370 million per annum by September 2004. Of these savings, 80% relate to personnel costs. Redundancy payments will have a payback period of approximately one year.

Based primarily on redundancies made to date, annual cost savings of $195 million have been achieved against targeted annualised savings of $370 million per annum by September 2004. The Group is on track to achieve the target.

Restructuring expenses

	Redundancies	Occupancy	Other	Total
	$m	$m	$m	$m
Total 2002 expenditure/provision	327	68	185	580
Expenditure in 2002 year	(101)	(20)	(177)	(298)
Provision balance as at 30 September 2002	226	48	8	282
Foreign exchange impact	(10)	(2)	—	(12)
Expenditure in March 2003 half year	(64)	(2)	—	(66)
Provision balance as at 31 March 2003	152	44	8	204
Balance remaining of total restructuring	46%	65%	4%	35%

In the half year to March 2003 $66 million of the provision for restructuring costs was utilised primarily in relation to 468 redundancies. Staff reductions have resulted from changes to head office, back office, IT, operations and front office areas and the re-engineering of the lending, distribution and transaction processing functions.

Staffing levels –  ongoing operations

Increase/(Decrease)	Half year to Mar 03 FTEs	Year to Sep 02 FTEs
Opening balance	43,162	44,231
Acquisition – Hertz Fleetlease Limited	166	—
Adjustment to 2002 to exclude joint ventures	—	(184)
Redundancies	(468)	(859)
Net remaining movement	142	(26)
Closing balance	43,002	43,162

Net full time equivalent employee (FTE) reductions of 326 have been achieved over the half year to 31 March 2003 (excluding the impact of the Hertz Fleetlease Limited acquisition). This increases the net reduction since September 2001 to 1,211 (excluding the impact of the Hertz Fleetlease Limited acquisition and the adjustment to exclude joint ventures). The Group is on track to achieve its target of a net reduction in FTEs of 2,040 by 30 September 2003.

Asset Quality

The Group’s asset quality remains sound. Gross non-accrual loans were steady at $1,583 million compared with $1,590 million at September 2002. Gross non-accrual loans as a percentage of gross loans and acceptances fell to 0.59% from 0.62% in September 2002.

During the past six months there has been a continued focus on positioning the portfolio in terms of achieving a sound balance between asset growth, risk and return, having regard to the economic cycle. This strategy has involved effective early identification and management of problem loans including exit lending strategies for exposures exhibiting signs of weakening credit quality.

These initiatives have resulted in an ongoing improvement in asset quality. This improvement also reflects several other positioning outcomes including:

•             shift in balance sheet asset composition towards housing loans and lower risk corporate and small to medium enterprise lending;

•             continuing improvement in the percentage of balances held which are considered investment grade; and

•             improving security position in the small and medium enterprise sector.

Notwithstanding these favourable trends in asset quality, there are a wide range of risks rising from a deteriorating credit environment. Key global risks include low rates of economic growth, with banking sectors in some countries exhibiting increasing risk. This difficult outlook is exacerbated by the potential for world growth rates to experience sustained weakness reflecting rising unemployment, deterioration of business and consumer sentiment and the uncertain impact of SARS.

In Australia the drought has detracted from recent economic growth and if it continues could weaken economic prospects. The retail banking markets in Australia and Britain are currently characterised by household sectors that are carrying debt levels much higher than is usual either at this stage of the economic cycle or by historical standards. These sectors are vulnerable to declines in employment or falls in disposable income.

In light of the above assessment of the current and prospective credit environment the Group is appropriately positioned to manage these challenges. This assessment is based on the following:

•             the structure and composition of the Group’s balance sheet;

•             pro-active identification of risks and management of those risks; and

•             specific analysis of industries that are most likely to be impacted by further deterioration in the global credit environment.

In terms of the asset composition of the book, most of the Group’s lending is either investment grade or secured.

(1)                               Business lending categories:

Category A - Bank security > 142% of the facility

Category B - Bank security between 100% to 142% of the facility

Category C - Bank security between 50% to 100% of the facility

Category D - Bank security of < 50% of the facility

For Corporate & Institutional Banking, asset quality remains strong from the perspective of its rating and diversification. For the commercial portfolio, investment grade lending represents 86% of the portfolio.

As part of the Group’s pro-active risk management, there has been an increased focus on credit reviews in the following areas:

•             all sub-investment grade exposures;

•             all companies with negative watch grading outlooks;

•             the industries below; and

•             the unsecured retail portfolio.

	As at Mar 03
	Exposures	% of total Group exposures	Investment Grade	Non-accrual
	$bn		$bn	$bn
Aviation & associated industries	2.63	0.64	1.48	0.03
Energy - Gas/Electricity	11.12	2.69	8.81	0.27
Hospitality	5.31	1.29	3.30	0.04
Insurance (excluding Government)	7.30	1.77	7.10	—
Technology	1.08	0.26	0.66	0.01
Telecommunications	3.01	0.73	2.45	0.07

In relation to the unsecured retail portfolio, as the following chart shows, the 90+ days delinquencies values are either stable or declining, underlying the Group’s sound asset quality.

To ensure a degree of confidence on current and prospective trends in asset quality, management has undertaken scenario testing of the Group’s portfolio based on an internally developed relationship between economic cycle and loan loss rates.

Testing of the Australian home loan portfolio continues to show that an extreme scenario of a 30% reduction in property prices in combination with a fivefold increase in current default rates would be likely to result in losses of less than $100 million. Underwiting standards in respect of mortgage lending have continued to be actively managed and strategically tightened.

Against this background, the Group’s provisioning coverage ratios remain sound.

An important driver of the Group’s coverage ratio is its asset composition and level of security.

Asset Composition

During the half year to March 2003, housing as a proportion of the total lending portfolio has increased with a corresponding fall in business lending over the same period.

	As at
	Mar 03	Sep 02
	%	%
Housing	43	41
Term Lending	29	31
Overdrafts	7	8
Leasing	6	7
Credit Cards	3	3
Other	12	10
Total	100	100

Security Coverage

Within the Business lending portfolio the level of security coverage has improved, with fully secured lending comprising 56.3% of the portfolio, up from 51.7% at 31 March 2002.

(1)                               Excludes Housing/Flexi-plus Mortgages and Personal Lending

(2)                               Business lending categories:

Category A - Bank security > 142% of the facility

Category B - Bank security between 100% to 142% of the facility

Category C - Bank security between 50% to 100% of the facility

Category D - Bank security of < 50% of the facility

As illustrated above, there has been a significant shift toward lower risk and better secured lending that requires lower levels of statistical provisioning.

Recognition of impaired exposures and associated provisioning continues to be treated conservatively. Management is satisfied that the level of current provisions is adequate for known problem loans and trends.

European Pension Schemes

The Group has five defined benefit pension funds in Europe. Disclosure of the latest actuarial reviews on the position of these funds was contained in the Annual Financial Report 2002. Further information was also provided at the Investor Presentation on 11 April 2003 (refer to the National’s website for a copy of this presentation).

For the purpose of measuring the Group’s defined benefit pension expense, US accounting standard FAS 87 is applied to the Yorkshire Bank scheme and UK accounting standard SSAP 24 is applied to the National Australia Bank UK, Clydesdale Bank, Northern Bank and National Irish Bank schemes.

For the purpose of reporting the funded status of defined benefit pension schemes in the Annual Financial Report, FAS 87 is used for all note disclosures of asset values and pension obligations. This will be updated at 30 June 2003 and the net surplus or deficit for each fund will be disclosed in the Annual Financial Report 2003.

Consulting actuaries Watson Wyatt LLP have advised that as at the end of January 2003 all of these funds would have met the minimum funding requirement (MFR) test as defined in UK legislation. As at this date the FTSE 100 was approximately 3,570. In addition, adopting best estimate assumptions for returns from the current asset base, the overall longer term funding position of these schemes is in excess of 100%.

The next full actuarial reviews are due 30 September 2004, except for National Irish Bank, which is due 30 September 2005. In light of the fact that there has been significant movement in equity markets since the last full actuarial reviews, the Group has decided to commission partial interim actuarial reviews of all European schemes as at 30 June 2003.

Share Based Payments – Employee Benefits

Shares

During the half year to March 2003, the National Group issued shares to employees with a total fair value of $47 million. These share issues all related to entitlements arising from the 2002 financial year and comprise:

•             EVA share offer $34 million (equivalent to $1,000 to all eligible employees); and

•             Other contractual obligations $13 million.

Disclosure of the fair value of these shares will continue to be made in the Annual Financial Report.

Under the proposed draft Australian and International Accounting Standard, the fair value of shares issued to employees will be required to be expensed in the period in which the shares are granted.

Options

On 21 March 2003, 5,978,750 options and 1,519,832 performance rights were granted. The combined total fair value at the date of issue was approximately $62 million, based on fair values of $4.95 and $21.22, respectively.

Disclosure of fair value of options will continue to be made in the Annual Financial Report.

Under the proposed Australian and International Accounting Standard, the fair value of options will be required to be expensed over the average vesting period commencing from grant date, with annual adjustments for differences between the expected and actual period of service for employees. This will apply to options that were granted after November 2002 but not yet vested at the date of first applying the standard, and all options granted after application of the standard.

The National Group will adopt the proposed accounting standard once finalised and promulgated by the Australian Accounting Standards Board.

Software Capitalisation

The Group has capitalised the development and purchase of software in accordance with US pronouncements. Total capitalised software as at 31 March 2003 was $920 million ($884 million at 30 September 2002).

The level of software capitalisation at 31 March 2003 equates to 0.2% of total assets or 2.7% of total equity.

Software is amortised over a period of 3-10 years commencing from date of implementation. The only assets amortised over a period of 10 years are the ISI program and the Global Data Warehouse. The amortisation period aligns to the expected useful life. The software amortisation charge for the half year to 31 March 2003 was $69 million (30 September 2002 half: $57 million, 31 March 2002 half: $49 million).

Integrated Systems Implementation (ISI) Program

The ISI program is a multi-stage project designed to provide the Group with a common global enterprise resource planning system across all our lines of operations.

The ISI program is a key enabler for the following:

•             Provision of a strategic infrastructure platform for the future;

•             Transformation of the finance and HR functions which will result in staff savings, improved processes and more timely decision making based on more accurate, comprehensive and consistent information;

•             Significant procurement savings via improved information and systems;

•             Improved risk and balance sheet management; and

•             Replacement of some legacy systems.

The Group has recognised an asset on the balance sheet for costs capitalised in relation to the ISI program.  The carrying value of this asset at 31 March 2003 is $329 million, (30 September 2002: $294 million), of which $314 million related to capitalised software. This amount is being amortised over 10 years.

The ISI program continues to be on track. To date it has successfully delivered: human resources and payroll functionality and core financial modules (general ledger and procurement) in New Zealand; and, enhanced human resource functionality in Europe.

Management Discussion & Analysis - Profitability

PROFITABILITY

Net Interest Income

Group net interest income increased 4.0% from the prior comparative period (3.5% from the September 2002 half). This primarily reflected growth from Retail Banking of 5.2% and the benefit from the sales proceeds of HomeSide. It was partly offset by Corporate & Institutional Banking decreasing 20.5% primarily due to lower contribution from the Money Markets Division resulting from the flatter interest rate yield curve environment.

Volumes by Division

Retail Banking volume growth has been driven by strong housing growth in Australia and New Zealand and subdued business lending. Corporate & Institutional Banking was impacted by an increase in core lending and increases in securities under reverse repurchase agreements.

	Half year to			Change on Sep 02
Average interest-earning assets (1)	Mar 03	Sep 02	Mar 02
	$bn	$bn	$bn	%
Financial Services Australia	106	99	92	7
Financial Services Europe	53	52	52	2
Financial Services New Zealand	17	18	17	(1)
Retail Banking	176	169	161	4
Corporate & Institutional Banking	107	100	97	7
Other	11	6	8	83
Group average interest-earning assets	294	275	266	7

(1)       Interest-earning assets exclude intercompany balances.

Net interest margin

(2)       Adjusted for impact of Money Markets division within CIB

Net interest margin declined 7 basis points during the March 2003 half. A decline in margin contribution from the retail operations, primarily as a result of the relatively strong growth in mortgage lending, was offset by the funding benefit of the proceeds of HomeSide and the lower cost of debt.

The overall decline in Group margin can be attributed to the Money Markets division within Corporate & Institutional Banking, which includes the impact of lower trading income and an increase of $6.9 billion in a structured lending product called “reverse repo” loans. These are low risk short-term loans to high quality counterparties fully secured against government, semi-government or prime corporate security. The loans attract the risk weighting of the security and are priced to reflect their low risk nature. Adjusting for the Money Markets division, the Group’s net interest margin remained steady over the half year to March 2003.

The Retail Banking margin showed a 6 basis point decline in contribution to the Group margin, due to a decline in margin for Financial Services Australia and Financial Services Europe, partly offset by an increase in Financial Services New Zealand.

The decline in Financial Services Australia’s margin of 20 basis points is due to the:

•             Change in asset portfolio with strong growth in home loans and subdued business lending;

•             Focus on asset quality in the business loan book with a shift to lower risk/lower margin lending; and

•             Reduced contribution from free funds, due to lower longer term interest rates.

Financial Services Australia has undertaken a comprehensive program to improve credit quality and capital efficiency and reduce risk. This is illustrated below, with the decrease in lower security category C and D lending and an increase in more secured category A and B lending as a proportion of the total portfolio.

*Category as a percentage of the total loan portfolio as at March 2003:

Category A - Bank security > 142% of the facility

Category B - Bank security between 100% to 142% of the facility

Category C - Bank security between 50% to 100% of the facility

Category D - Bank security of < 50% of the facility

Financial Services New Zealand’s margin improved 10 basis points resulting from an increased contribution from retail deposits. Financial Services Europe’s margin decreased slightly on the prior half year.

The Corporate & Institutional Banking margin was depressed by lower Money Market income, however the margin on core lending remained stable.

Other (including Group Funding) margin improved by 6 basis points. This primarily reflects the funding benefit from the HomeSide sale proceeds and lower cost of debt.

Net Life Insurance Income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038). AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group. As the policyholders receive the tax benefits, the movement in net life insurance income should be viewed on an after tax basis. The statutory funds of the life insurance companies conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

	Half year to			Fav/ (unfav) change on
	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Net life insurance income/(loss)	81	(250)	240	large	(66.3)
Income tax expense/(benefit)	(70)	(354)	106	(80.2)	large
Net life insurance income after tax	151	104	134	45.2	12.7

Net life insurance income after tax has improved 45.2% on the September 2002 half year. This is primarily due to increased investment revenue, partially offset by a decrease in change in policy liabilities reflecting the performance of global equity markets as compared to the September 2002 half.

For detailed discussion on the results of Wealth Management, including the results of the life businesses (above), as well as the results from non-life businesses, refer pages 38 – 41.

Other Operating Income

Refer to page 60 for Divisional details.

Total Banking other operating income increased by 9.5% from the prior comparative period to $2,124 million (up 4.1% from September 2002 half).

Retail Banking contributed solidly to the result, with other operating income increasing 6.4%. Other operating income in Financial Services Australia and New Zealand grew strongly from higher lending fees from housing loans and higher transaction volumes. Financial Services Europe declined slightly with reductions in creditor insurance income as a result of limited growth in personal loan volumes and lower account fee income.

The 18.0% growth within Corporate & Institutional Banking was largely from improved customer-related activity.

Wealth Management other operating income decreased by 5.7% from the prior comparative period, resulting from uncertain investor sentiment, with weaker equity markets reducing fee income in the investments business and investment returns on retained equity.

Operating Expenses

Refer to page 62 for Divisional details.

Total Banking other operating expenses increased by 5.0% from the prior comparative period to $2,750 million (up 1.3% from the September 2002 half).

Retail Banking other operating expenses of $2,339 million increased 3.3% from the prior comparative period (1.4% from the September 2002 half). Excluding the impact of the European pension fund expense, the rise was 2.4%, which was driven by the following factors:

•             Personnel expenses due to salary increases partly offset by a 718 net reduction in FTE staff (excluding the acquisition of Hertz Fleetlease with 166 additional staff members);

•             Higher occupancy costs partly due to the sale and lease back of properties in Australia and New Zealand; and

•             Higher costs associated with continued significant investment, eg. the National’s Customer Relationship Management system capability in Australia.

Corporate & Institutional Banking expenses increased 1.6%, largely due to higher software costs in the March 2003 half.

Other (including Corporate Centre) has been impacted by costs of $21 million arising from an ongoing major review of compliance and associated quality improvements.

The above increases were partially offset by reduced expenditure as a result of productivity initiatives.

Wealth Management operating expenses increased 19.0% from the prior comparative period to $394 million.  This was primarily driven by the funding of strategic investment platforms in building an external financial adviser distribution in the UK and Australia.

Income Tax Expense

Total Banking income tax expense has increased 13.4% to $781 million on the prior comparative period primarily reflecting profit growth over the period.

The Group’s effective tax rate has increased to 30.3% from 26.1% on prior comparative period. The March 2002 half year included an $89 million tax benefit in relation to HomeSide, which reduced the effective tax rate. A reconciliation of the total Group income tax expense is incorporated in note 12.

Management Discussion & Analysis - Capital & Performance Measures

CAPITAL & PERFORMANCE MEASURES

Performance Measures

Economic Value Added (EVA)

	Half year to
	Mar 03 $m	Sep 02 $m	Mar 02 $m
EVA net operating profit after tax	2,260	2,054	2,104
Deduct: Capital charge	1,424	1,411	1,463
EVA	836	643	641

EVA is a shareholder value measure designed to recognise the requirement to generate a satisfactory return on the economic capital invested in the business. If the business produces profit in excess of its cost of capital then value is being created for shareholders. To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk dependent upon performance against EVA growth targets.

In order to encourage longer term decision making and sustained value creation, the Group sets EVA targets for 3 year periods. The Group’s target is 5% growth per annum in EVA.

EVA’s Net Operating Profit After Tax (NOPAT) is based on pre-tax profit, a standard tax rate and inclusion of calculated benefit of imputation credits earned by paying Australian tax. EVA’s capital charge is based on an 11.5% cost of capital, applied to a calculation of economic capital that is based on the shareholders’ equity.

EVA NOPAT grew by 7.4% and the charge for capital fell by 2.7% compared to the March 2002 half. A committed focus on asset quality and the Group’s policy of active capital management, have restrained the growth in economic capital and resulted in a stable charge for capital, in circumstances where the Group’s banking business has been growing strongly.

Capital Position

The Group’s capital ratios remained strong throughout the half year.

The Group’s Tier 1 capital represents 7.47% of risk-weighted assets (6.42% excluding hybrid equity) and total capital represents 9.16% of risk-weighted assets. This is a reduction from the Total Regulatory Capital ratio of 10.21% at 30 September 2002. These ratios are within the Group’s target ranges of 7.0% to 7.5% for Tier 1 capital (revised from 30 September 2002 of 6.25% to 6.75%) and 9.0% to 9.5% for total capital.  Capital targets have been re-set following a recent review of the Group’s capital requirements.

The National has moved to use the ratio of adjusted common equity to risk-weighted assets (the ACE ratio) in addition to regulatory capital ratios. The National has adopted this measure as a key capital target because it measures the capital available to support the banking operations, after deducting the Group’s investment in wealth management operations. The ACE ratio is becoming the industry standard capital measure amongst financial institutions. The Group’s target range for the ACE ratio is 4.75% to 5.25%. As at 31 March 2003 the ACE ratio was 5.09%, a reduction from 5.37% as at September 2002. Refer to note 15 regarding the components of the ACE ratio.

The ACE ratio will replace the tangible common ratio, which the National has used as an additional capital measure for the past two years.

The National adopts a conservative approach to its capital levels consistent with maintaining a AA long-term rating with Standard and Poor’s (Moody’s Aa3). The National’s strong capital position supports the continuation of the strategy of active capital management. This strategy incorporates the use of on-market buy-backs to reduce surplus capital and the ongoing policy to buy-back all new shares issued under the National’s dividend re-investment plan and other share plans.

Share Buy-back Program

In November 2001, the Group adopted a policy of buying back shares equal to new shares issued under the Group’s various dividend plans and staff share and option plans. The share buyback program was subsequently extended by a further $1.0 billion to $1.75 billion for completion by September 2003. There are as at 31 March 2003, approximately 13 million shares (or $400 million) remaining to complete the $1.75 billion buyback program. All buy-backs are subject to appropriate pricing volume and other parameters and an assessment of the circumstances facing the Group at the relevant time.

During the half year to March 2003, the Group bought back 32.4 million shares at an average price of $31.59 thereby reducing ordinary equity by $1.0 billion. The highest price paid was $33.70 and the lowest price paid was $28.40. The volume weighted average price of shares purchased on the days in which National was purchaser was $31.27. The National’s purchases represented 9.9% of market turnover on the days in which the National was purchaser, on average.

	Half year to
Share buy-back activity	Mar 03	Sep 02	Mar 02
Number of days traded	70 days	48 days	40 days
Number of shares bought (in millions)	32.4	19.4	16.8
Average price of buy-back	$31.59	$34.83	$34.16
Percentage of market turnover on days traded	9.9%	8.7%	9.2%
Percentage of market turnover on all days	5.6%	3.2%	6.0%
Volume weighted average share price on days traded
— all shares traded	$31.27	$34.94	$34.21
— shares traded excluding buy-back	$31.24	$34.95	$34.22

A comparison of the Group’s buy-back activities relative to total market in National Australia Bank shares, highlights that the Group continues to execute the buy-back program in modest volumes, avoiding any market disruptions.

Management Discussion & Analysis – Total Banking

TOTAL BANKING

Total Banking includes the Regional Retail Financial Services Divisions, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). It excludes Wealth Management.

Performance Summary

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Net interest income	3,692	3,584	3,517	3.0	5.0
Other operating income(1)	2,124	2,041	1,940	4.1	9.5
Total income	5,816	5,625	5,457	3.4	6.6
Other operating expenses(1)	2,750	2,714	2,618	(1.3)	(5.0)
Underlying profit	3,066	2,911	2,839	5.3	8.0
Charge to provide for doubtful debts	321	261	387	(23.0)	17.1
Cash earnings before tax	2,745	2,650	2,452	3.6	11.9
Income tax expense	781	771	689	(1.3)	(13.4)
Cash earnings before significant items	1,964	1,879	1,763	4.5	11.4

By Division
Retail Banking	1,571	1,492	1,488	5.3	5.6
Corporate & Institutional Banking	416	441	377	(5.7)	10.3
Other (incl. Excess Capital, Group Funding & Corporate Centre)	(23)	(54)	(102)	57.4	77.5
Total Banking	1,964	1,879	1,763	4.5	11.4

(1)       Total Banking is gross of inter-divisional eliminations.

Retail Banking

Refer to page 29 for further details.

Corporate & Institutional Banking

Refer to page 36 for a detailed discussion of financial performance.

Other (incl. Excess Capital, Group Funding & Corporate Centre)

Refer to page 42 for a detailed discussion of financial performance.

Management Discussion & Analysis – Retail Banking

RETAIL BANKING

The Regional Retail Financial Services Divisions include the business, agribusiness and consumer financial services retailers, as well as cards, payments and leasing units together with supporting shared services. These operate in Australia, Europe and New Zealand. They exclude Wealth Management, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). The regional financial services businesses aim to develop long-term relationships with their customers by providing products and services that consistently meet the full financial needs of customers.

Performance Summary

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Net interest income	3,277	3,173	3,116	3.3	5.2
Other operating income(1)	1,620	1,569	1,522	3.3	6.4
Total income	4,897	4,742	4,638	3.3	5.6
Other operating expenses(1)	2,339	2,306	2,265	(1.4)	(3.3)
Underlying profit	2,558	2,436	2,373	5.0	7.8
Charge to provide for doubtful debts	298	277	242	(7.6)	(23.1)
Cash earnings before tax	2,260	2,159	2,131	4.7	6.1
Income tax expense	689	667	643	(3.3)	(7.2)
Cash earnings before significant items	1,571	1,492	1,488	5.3	5.6

By Division
Financial Services Australia (2)	904	887	870	1.9	3.9
Financial Services Europe (2)	508	465	501	9.2	1.4
Financial Services New Zealand (2)	159	140	117	13.6	35.9
Retail Banking	1,571	1,492	1,488	5.3	5.6

(1)       Retail Banking is the sum of total Financial Services Australia, Financial Services Europe and Financial Services New Zealand, gross of inter-divisional eliminations.

(2)       Refer to Note 1 for a reconciliation of the Divisional results to Group net profit.

Financial Services Australia

Refer to page 30 for a detailed discussion of financial performance.

Financial Services Europe

Refer to page 32 for a detailed discussion of financial performance.

Financial Services New Zealand

Refer to page 34 for a detailed discussion of financial performance.

Management Discussion & Analysis — Financial Services Australia

Performance Summary

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Net interest income	1,710	1,677	1,630	2.0	4.9
Other operating income	950	920	860	3.3	10.5
Total income	2,660	2,597	2,490	2.4	6.8
Other operating expenses	1,214	1,232	1,218	1.5	0.3
Underlying profit	1,446	1,365	1,272	5.9	13.7
Charge to provide for doubtful debts	156	100	46	(56.0)	large
Cash earnings before tax	1,290	1,265	1,226	2.0	5.2
Income tax expense	386	378	356	(2.1)	(8.4)
Cash earnings before significant items(1)	904	887	870	1.9	3.9

(1)       Refer to Note 1 for a reconciliation of Financial Services Australia’s result to Group net profit.

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.39%	1.52%	1.55%
Cost to income ratio	45.6%	47.4%	48.9%
Cash earnings per average FTE (annualised) ($’000)	100	97	94
Net interest income
Net interest margin	3.18%	3.38%	3.53%
Net interest spread	2.73%	2.86%	3.05%
Average balance sheet ($bn)
Gross loans and acceptances	127.7	118.7	110.9
Interest-earning assets	107.1	98.1	91.6
Retail deposits	59.7	55.6	53.9

	As at
	Mar 03	Sep 02	Mar 02
Asset quality
Gross non-accrual loans ($m)	685	634	636
Gross loans and acceptances ($bn)	131.3	122.9	113.2
Gross non-accrual loans to gross loans and acceptances	0.52%	0.52%	0.56%
Specific provision to gross impaired assets	31.3%	25.5%	29.2%
Full-time equivalent employees (FTE)(2)	18,338	18,096	18,455

(2)       FTEs at 31 March 2003 reflect the impact of the graduate intake in February 2003 (142), particularly in Business and Agribusiness.

Financial performance

Cash earnings increased 3.9% ($34 million) over the prior corresponding period, and 1.9% over the September 2002 half. Strong growth in housing lending, a focus on productivity enhancement and sound asset quality were features of the result.

The cost to income ratio for the March half of 45.6% is down from 48.9% in March 2002, and is running below the target for 2004 of 46.0%.

Underlying profit increased 13.7% compared with the March 2002 half (5.9% over the September 2002 half).

•             Net interest income grew 4.9%, reflecting strong growth in housing lending, subdued business lending growth and a reduction in net interest margin. Housing lending grew 22% from March 2002.

•             The reduction in net interest margin (refer to page 23) reflects a continuation of the strategic focus on managing the relationship between credit quality and pricing for risk. In addition there has been a shift in the portfolio composition towards housing lending. The lower risk profile of assets has resulted in a lower capital allocation and thus reduced earnings on free funds. The lower interest rate environment has also reduced the return from non-interest bearing deposits.

•             Retail deposits grew 10.8% from March 2002 (7.4% from September 2002), with volatile global equity markets causing investors to seek safe, lower risk investments. A significant proportion of the deposit growth was in cash management deposit accounts.

•             Other operating income increased 10.5% due to stronger growth in housing lending and higher bill fee income resulting from 14% growth in bill acceptances.

•             Operating expenses have been contained over the past year.

•                  Implementation of productivity initiatives across the business and a reduction in staff numbers has enabled the absorption of salary increases from the Enterprise Bargaining Agreement. Staff numbers at 31 March 2003 decreased by 283 excluding the additional 166 resulting from the integration of the Hertz Fleetlease business.

•                  Non-personnel expenses were in line with the March 2002 half year. Following the successful implementation of the customer relationship management system during 2002, software amortisation expense increased. Communication, transport and non-lending loss expenses all reduced in the current half year.

Asset quality has been impacted by one large well-publicised account for which a receiver/manager was appointed in early April 2003. A provision of $46 million has been taken at the half year, with a corresponding increase in gross non-accrual loans of $132 million. Notwithstanding this account, the continued comprehensive program to improve credit quality and capital efficiency has resulted in gross non-accrual loans as a percentage of gross loans and acceptances being 0.52%, which is in line with the previous two half years.

Key achievements

•             Expansion and leverage of the National’s customer relationship capability which analyses customer activity, identifies needs and provides leads to Bankers.

•             Extensive deployment of Siebel-based sales and service desktop including new consumer and business lending applications.

•             Acquisition and successful integration of Hertz Fleetlease business into the National’s Custom Fleet operations.

•             Significant investment within rural Australia, with 15 new integrated financial service centres opened in larger regional towns at a cost of approximately $10 million. In addition, in metropolitan Australia over 180 branches were fully or partially upgraded.

•             Australia Post banking services were extended to offer business transaction services at 140 locations, including 76 locations for rural customers.

Management Discussion & Analysis - Financial Services Europe

FINANCIAL SERVICES EUROPE

Performance Summary

	Half year to			Fav/(unfav) change on
Australian dollars	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%

Net interest income	1,239	1,204	1,229	2.9	0.8
Other operating income	503	503	525	—	(4.2)
Total income	1,742	1,707	1,754	2.1	(0.7)
Pension fund expense	40	9	19	large	large
Other operating expenses	833	831	818	(0.2)	(1.8)
Underlying profit	869	867	917	0.2	(5.2)
Charge to provide for doubtful debts	135	190	188	28.9	28.2
Cash earnings before tax	734	677	729	8.4	0.7
Income tax expense	226	212	228	(6.6)	0.9
Cash earnings before significant items(1)	508	465	501	9.2	1.4

(1)       Refer to Note 1 for a reconciliation of Financial Services Europe’s result to Group net profit.

Pounds sterling	£m	£m	£m	%	%

Net interest income	449	439	441	2.3	1.8
Other operating income	182	183	188	(0.5)	(3.2)
Total income	631	622	629	1.4	0.3
Pension fund expense	15	3	7	large	large
Other operating expenses	301	303	293	0.7	(2.7)
Underlying profit	315	316	329	(0.3)	(4.3)
Charge to provide for doubtful debts	49	69	67	29.0	26.9
Cash earnings before tax	266	247	262	7.7	1.5
Income tax expense	82	77	82	(6.5)	—
Cash earnings before significant items	184	170	180	8.2	2.2

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.43%	1.33%	1.42%
Cost to income ratio	50.1%	49.2%	47.7%
Cost to income ratio (excl. pension fund expense)	47.7%	48.7%	46.6%
Cash earnings per average FTE (annualised) (£’000)	32	29	30
Net interest income
Net interest margin	4.18%	4.21%	4.16%
Net interest spread	3.82%	3.82%	3.64%
Average balance sheet (£bn)
Gross loans and acceptances	19.7	19.3	19.2
Interest-earning assets	21.2	20.5	20.9
Retail deposits(2)	13.8	12.9	12.3

(2)       Retail deposits for March 2003 include £0.5bn, previously classified within wholesale liabilities.

	As at
	Mar 03	Sep 02	Mar 02
Asset quality
Gross non-accrual loans (£m)	162	187	213
Gross loans and acceptances (£bn)	20.2	19.6	19.5
Gross non-accrual loans to gross loans and acceptances	0.80%	0.96%	1.09%
Specific provision to gross impaired assets	35.7%	30.3%	32.0%
Full-time equivalent employees (FTE)	11,563	11,719	11,945

Financial performance (in local currency)

Cash earnings increased 2.2% on the prior corresponding period and increased 8.2% from the September 2002 half year. Excluding the impact of pension fund expenses, cash earnings grew 5.2% on the March 2002 half and 13.0% on the September 2002 half. The cost to income ratio excluding the pension fund expense was 47.7%, an improvement from the September half year.

A difficult operating environment has constrained income growth in the half.

Underlying profit decreased 4.3% compared with the March 2002 half year and decreased 0.3% over the September 2002 half.

•             Net interest income growth reflected modest growth in mortgage lending, business lending and an increase in the interest margin. Mortgage lending has grown by 4% from September 2002, and 8% from March 2002.

•             The net interest margin has increased and reflects the growth in retail deposits that has subsequently reduced the requirement for wholesale market funding. This is offset in part by a change in product mix resulting from the growth in mortgage lending and the focus on selective business lending to enhance the portfolio asset quality.

•             Retail deposit volumes grew with higher levels of liquidity in the banking system as a result of weakness in global equity markets.

•             Other operating income declined slightly due to reductions in creditor insurance income as a result of limited growth in personal loan volumes and lower account fee income.

•             Operating expenses (excluding the pension fund expense) decreased marginally compared with the September 2002 half due to ongoing focus on productivity improvement. Personnel costs increased by 1% on the March 2002 half with the benefit from reductions in staffing levels due to efficiencies gained in support functions being offset by annual salary reviews.

The charge to provide for doubtful debts decreased 26.9% on the prior comparative period. During the half year the quality of the book improved further, with higher security coverage and a lower risk profile. This was complemented by the repayment of the book value of the largest non-accrual loan and the recovery of a large previously written off debt.

Key achievements

•             Clydesdale Bank was voted the “Most Improved Business Bank in Britain” by the Forum of Private Business and Yorkshire Bank won the Your Mortgage “Best Regional Lender” award.

•             The Forum for Private Business Survey ranked Yorkshire Bank as better than “the Big 4 UK banks” for customer service.

•             Northern Bank won the Young Enterprise Special Award in the Northern Ireland Business Education for its pioneering work promoting entrepreneurial skills in school children.

•             Total cash investment spend of £28 million, including the upgrade of the teller, sales and service platform.

Management Discussion & Analysis – Financial Services New Zealand

FINANCIAL SERVICES NEW ZEALAND

Performance Summary

	Half year to			Fav/(unfav) change on
Australian dollars	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%

Net interest income	328	292	257	12.3	27.6
Other operating income	167	146	137	14.4	21.9
Total income	495	438	394	13.0	25.6
Other operating expenses	252	234	210	(7.7)	(20.0)
Underlying profit	243	204	184	19.1	32.1
Charge to provide for doubtful debts	7	(13)	8	large	12.5
Cash earnings before tax	236	217	176	8.8	34.1
Income tax expense	77	77	59	—	(30.5)
Cash earnings before significant items(1)	159	140	117	13.6	35.9

(1)       Refer to Note 1 for a reconciliation of Financial Services New Zealand’s result to Group net profit.

New Zealand dollars	NZ$m	NZ$m	NZ$m	%	%

Net interest income	361	342	315	5.6	14.6
Other operating income	184	171	168	7.6	9.5
Total income	545	513	483	6.2	12.8
Other operating expenses	277	274	257	(1.1)	(7.8)
Underlying profit	268	239	226	12.1	18.6
Charge to provide for doubtful debts	8	(15)	10	large	20.0
Cash earnings before tax	260	254	216	2.4	20.4
Income tax expense	85	90	72	5.6	(18.1)
Cash earnings before significant items	175	164	144	6.7	21.5

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.29%	1.29%	1.11%
Cost to income ratio	50.8%	53.4%	53.2%
Cash earnings per average FTE (annualised) (NZ$’000)	83	77	66
Net interest income
Net interest margin	2.78%	2.68%	2.54%
Net interest spread	3.09%	3.00%	2.91%
Average balance sheet (NZ$bn)
Gross loans and acceptances	22.5	21.3	20.9
Interest-earning assets	25.9	25.3	24.7
Retail deposits	15.6	15.1	14.2

	As at
	Mar 03	Sep 02	Mar 02
Asset quality
Gross non-accrual loans (NZ$m)	38	31	43
Gross loans and acceptances (NZ$bn)	22.9	21.4	21.2
Gross non-accrual loans to gross loans and acceptances (NZ$bn)	0.17%	0.14%	0.21%
Specific provision to gross impaired assets	28.8%	37.2%	29.5%
Full-time equivalent employees (FTE)	4,221	4,277	4,274

Financial Performance (in local currency)

Cash earnings increased 21.5% over the prior corresponding period. It demonstrates the strong market position in New Zealand, with market share growing in housing and in middle market business. The strong result reflects the focus on efficient capital use and sound asset quality.

Underlying profit increased 18.6% over the March 2002 half year (12.1% over the September 2002 half year). The cost to income ratio at 50.8% reflects a significant improvement on the prior corresponding half.

•             Net interest income grew strongly reflecting growth in lending and deposits volumes, as well as higher deposit margins.

•             Retail deposit volumes grew solidly at 9.9%. Despite low market interest rates, a strong focus on margin management enabled retail deposit margins to be grown producing robust net interest income growth.

•             Competition for loans and a change in the product mix resulted in pressure on lending margins, with 11% housing lending growth from the prior comparative period.

•             Other operating income grew by 9.5% as a result of lending volume growth and higher transaction levels.

•             Personnel expenses grew by 3.5% reflecting renegotiated standard terms of employment and staff on-costs, partly offset by the impact of a reduction in staff levels resulting from the implementation of productivity initiatives.

•             Growth in other expenses was driven by software expenses, marketing campaigns that support the recently re-launched Brand initiative, and leasing costs following the sale and lease back of the BNZ Centre in Wellington in 2002.

The charge to provide for doubtful debts reflects active credit risk management, as the business continues to achieve improvements in capital efficiency and reduce credit risk by focusing on continued overall quality in the loan portfolio. The September 2002 result was impacted by a provisioning writeback adjustment.

Key achievements

•             Successful implementation of ISI modules within human resources, finance and e-procurement functions (refer to page 21).

•             Expansion and leverage of the National’s customer relationship capability which analyses customer activity, identifies needs and provide leads to Bankers.

•             FSNZ continues to excel in the business lending sector with approximately 33% market share.

•             Home loan loyalty products unique to Bank of New Zealand (Global Plus and  Flybuys home loans) continue to be extremely popular, enabling continued growth of market share in the home loan market.

Management Discussion & Analysis – Corporate & Institutional Banking

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking (CIB) is responsible for managing the Group’s relationships with large corporate clients and financial institutions worldwide. CIB operates through an international network of offices in Australia, Europe, New Zealand, North America and Asia.

CIB comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, and a Support Services unit. The business also incorporates Custodian Services, which provides custody and related services to institutions within the Australian, NZ and UK markets.

Performance Summary

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Net interest income	434	505	546	(14.1)	(20.5)
Other operating income	505	459	428	10.0	18.0
Total income	939	964	974	(2.6)	(3.6)
Other operating expenses	374	391	368	4.3	(1.6)
Underlying profit	565	573	606	(1.4)	(6.8)
Charge to provide for doubtful debts	23	21	146	(9.5)	84.2
Cash earnings before tax	542	552	460	(1.8)	17.8
Income tax expense	126	111	83	(13.5)	(51.8)
Cash earnings before significant items (1)	416	441	377	(5.7)	10.3
Net profit attributable to outside equity interest	4	—	—	large	large
Cash earnings before significant items and after outside equity interest	412	441	377	(6.6)	9.3

(1)       Refer to note 1 for a reconciliation of Corporate & Institutional Banking’s result to Group net profit.

Key Performance Measures

Performance & profitability
Total income to average risk-weighted assets (annualised)	2.8%	3.0%	2.7%
Cost to income ratio	39.8%	40.6%	37.8%
Cash earnings per average FTE (annualised) ($’000(2)	330	343	288
Net interest income
Net interest margin	0.58%	0.73%	0.81%
Average balance sheet ($bn)
Core lending	37.5	35.6	36.7
Core lending and acceptances	43.3	42.3	44.5
Gross loans and acceptances	60.4	52.5	51.7
Interest-earning assets	148.7	137.9	134.7
Risk-weighted assets	66.2	65.1	71.4

(2)       Cash earnings before significant items and after outside equity interest

	As at
	Mar 03	Sep 02	Mar 02
Asset quality
Gross non-accrual loans ($m)	427	370	491
Gross loans and acceptances ($bn)	60.7	53.9	50.4
Gross non-accrual loans to gross loans and acceptances	0.70%	0.69%	0.97%
Specific provision to gross impaired assets	43.3%	55.0%	50.2%
Full-time equivalent employees (FTE)	2,537	2,564	2,582

Financial performance

Cash earnings of $412 million increased 9.3% on the March 2002 half year and are 6.6% lower than the September 2002 half. This was a sound result given the difficult market environment, which was compounded by the uncertainty caused by the conflict in Iraq.

•             Total income for the half year was $939 million. The quality of earnings has improved as a result of solid growth in underlying client-based income due to the focus on growing core relationships in both the Corporate Banking and Financial Institutions area. However, total income was marginally lower than both March and September 2002, largely due to a less certain interest rate environment and less volatile foreign exchange markets which resulted in lower money market and foreign exchange income.

•             Net interest income has decreased largely due to a reduction in money markets income of $108 million. Other operating income continues to show strong growth, reflecting improved activity in the Corporate Banking, Specialised Finance and Markets divisions. The split of net interest income and other operating income can vary considerably in the wholesale market depending on activity and economic conditions.

•             The underlying margin on the core lending business has remained relatively stable. However, the overall margin has reduced primarily due to a mix impact, with a reduction in contribution from money markets and growth in securities under reverse repurchase agreements.

•             Expenses have reduced compared to the September 2002 half, due to lower personnel costs following the implementation of efficiency improvements. Expenses increased slightly against March 2002 largely due to higher software amortisation costs in the current half.  The cost to income ratio at 39.8% has improved from September 2002.

•             Asset quality continues to be sound across all regions with approximately 86% of exposures at investment grade equivalent or above. The charge for doubtful debts has also fallen considerably from the March 2002 half year, which included two large well-publicised exposures. The ratio of non-accrual loans to gross loans and acceptances remains steady at 0.70%.

Key achievements

Several key initiatives and strategies have been undertaken over the half year to March 2003, which have successfully strengthened client based income, including:

•                  approximately a 10% increase in overall client-based income, with a 19% increase in client income generated outside Australia over the half year to March 2003 (compared with March 2002 half);

•                  Growth in client based income from the Markets division of approximately 19%;

•                  146 new clients, of which more than half have resulted from operations outside of Australia; and

•                  leading product development in securitisation and commodity derivatives resulting in revenue gains.

Management Discussion & Analysis – Wealth Management

WEALTH MANAGEMENT

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

Sources of Operating Profit

	Half year to			Fav/(unfav) change on
	Mar 03	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	%	%
Life company – planned profit margins	118	141	122	(16.3)	(3.3)
Life company – experience profit/(loss)	(4)	(34)	1	88.2	large
Capitalised losses	3	2	(6)	50.0	large
Life company operating margins(1)	117	109	117	7.3	—
Operating profits from non-life businesses
— Operating profits(2)	49	70	69	(30.0)	(29.0)
— NAFiM investor compensation	(8)	(45)	—	(82.2)	large
— Strategic investment expenditure	(13)	(19)	(4)	31.6	large
Investment earnings on shareholders’ retained profits and capital from life businesses	16	(37)	32	large	(50.0)
Operating profit after tax and outside equity interest	161	78	214	large	(24.8)
Revaluation profit/(loss) after tax	(205)	(389)	237	47.3	large
Net profit before significant items and after outside equity interest	(44)	(311)	451	85.9	large

(1)       Life Company operating margins are net of outside equity interest.

(2)       Operating profits from non-life businesses includes Private Bank and the shareholders’ funds of life insurance companies and other businesses.

Wealth Management net loss (after outside equity interests) of $44 million comprised $161 million of profit generated through operations and $205 million of revaluation losses. The business continues to invest for future growth, with $13 million after tax of investment expenditure included within the above result to fund strategic investment programs in both Australia and the UK.

Life company operating margins

Life company operating margins of $117 million were in line with the March 2002 half and improved by $8 million on the September 2002 half.

Planned profit margins decreased on both half year periods, having been adversely impacted by anticipated lower fee income as a result of lower funds under management within the investments business, and the negative impact of disability claims assumption changes which were made at September 2002 within the insurance business. This has been partially offset by the anticipated growth of inforce annual insurance premiums.

The experience loss of $4 million for the March 2003 half reflected reduced fee revenue of $23 million resulting from unfavourable investment conditions, which was offset by actively managed business expenditure, stabilising disability claims experience and favourable lump sum insurance experience.

Operating profits from non-life businesses

The decline in operating profits from non-life businesses is largely attributable to increased spend on regulatory and compliance related projects of $11 million (after tax), a significant proportion of which relates to the implementation of the new FSRA legislation. Further, there was a $3 million write down of the market value of the Thailand joint venture business.

The result for the non-life businesses reflects continued growth from the Private Bank and growth in the UK general insurance brokerage business, offset by the impact of unfavourable investment market conditions on investment earnings and discretionary inflows into the funds management businesses of both Australia and the UK. Additional costs associated with the NAFiM investor compensation announced in August 2002 of $8 million (after tax) have been provided.

Strategic investment spend in both the Australian and UK businesses has continued. The profit impact of this spend will vary across periods due to the profile of the expenditure and lifecycle of the projects. During the half year the profit after tax impact of the investment expenditure in the Australian and UK businesses were $8 million and $5 million respectively.

Investment earnings on shareholders’ retained profits and capital from life businesses

Investment earnings (after tax) generated on shareholders’ invested capital in the statutory funds of the life businesses were $16 million. Shareholders’ capital is invested in fixed interest and cash (75%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements. The variance on the March 2002 and September 2002 half year periods directly correlates to the movements in the major stockmarket indices in those periods.

Key Performance Measures

	Half year to
	Mar 03	Sep 02	Mar 02
Sales ($ bn)(1)	5.3	9.3	7.1

	As at
	Mar 03	Sep 02	Mar 02
Total funds under management and administration ($ bn)(1)	65.1	65.6	71.1
Market share – Australia%
Platforms – master funds & wraps(2)(3)	24.3	26.7	n/a
Retail funds management(2)	14.1	14.5	14.4
Net annual retail inflows (2)	16.7	22.5	21.5
Wholesale funds management(2)	6.3	5.7	6.0
Net annual wholesale inflows(2)	29.0	5.8	6.2
Retail risk insurance(4)	14.1	13.7	13.3
New retail risk annual premiums(4)	16.8	14.9	13.7
Other (no.)
Financial advisers(5)	2,972	3,309	3,313
— Bank channels	643	783	838
— Aligned dealerships	2,329	2,526	2,475
Full-time equivalent employees (FTEs)	5,910	6,105	5,943

(1)       Sales and funds under management and administration have been restated to exclude joint venture interests.

(2)       Source: ASSIRT Market Share Reports as at December 2002, June 2002 and December 2001.

(3)       Reported by ASSIRT for the first time in June 2002.

(4)       Source: DEXX&R Research Reports. Retail risk insurance includes term, trauma and disability insurance at September 2002, March 2002, and September 2001.

(5)       Significant business is also sourced from Independent Financial Advisers (IFAs). There are currently active relationships with over 1,300 IFAs. Financial advisers at March 2003 include 1,463 for the Australian business and 1,509 for the UK and Asian businesses, which compares with 1,501 and 1,808 respectively at September 2002 and 1,678 and 1,635 respectively at March 2002.

Funds under management / administration

Declining returns in global equity markets and the impact of investor uncertainty has seen funds under management and administration decline by 8% on the March 2002 half. The average balance of funds under management fell from $69.5 billion for the March 2002 half to $66.4 billion for the March 2003 half.

The current market conditions have seen investors move towards bank fixed interest and cash holdings at the expense of discretionary investment platforms. The share of Australian net retail funds management inflows captured for the year to December 2002 were 16.7%, which compares to a market share of funds under management of 14.1%. Wholesale funds management market share increased to 6.3%.

In the UK, despite lower than anticipated sales in difficult market conditions, investment funds under management has grown by 2% to $1.5 billion, at a time when the market fell 23%. This reflects the continued growth in the financial planning and investment service to customers of the UK banks. Customer feedback continues to illustrate the strengths of the manager of managers investment approach and the lifestyle financial advice proposition. Average investment size has increased by 80% since launch of the investment service offering in November 2001.

Insurance

The Australian retail risk insurance business continues to maintain its market leading position increasing its market share of annual new business sales to 16.8% for the 12 months to September 2002, which compares to a market share of premiums in force of 14.1%. The life companies improved their Standard and Poor’s rating to AA.

Efficiency measures

Continued growth of the insurance business and cost containment resulted in the cost to premium income ratio of 21% for the half year to March 2003. This is in line with the 2004 full year target of 21%, compared with 22% for both the March 2002 half and September 2002 full year.

The cost to funds under management ratio for the investment business was maintained at 67 basis points  for the half year to March 2003*. This compares with 66 and 67 basis points for the March 2002 half and September full year* respectively, and against a 2004 full year target of 65 basis points.

*Excluding NAFiM investor compensation

Valuation and Revaluation Profit/(Loss)

Valuation of businesses held in the mark to market environment decreased by $48 million from $6,475 million at 30 September 2002 to $6,427 million at 31 March 2003. Values shown are directors’ market valuations. The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast – Towers Perrin (Tillinghast), using, for the Australian and New Zealand entities, risk discount rates specified by the directors.

The components comprising the change in value are summarised below:

NAFiM subsidiaries
Market value summary ($m)

	Net assets(1)	Value of inforce business	Embedded value	Value of future new business(2)	Market value

Market value at 30 September 2002	1,301	2,252	3,553	2,922	6,475

Operating profits after tax of NAFiM subsidiaries(3)	123	—	123	—	123
Capital and other movements(4)	68	—	68	—	68
Increase in shareholders net assets	191	—	191	—	191
Revaluation profit /(loss) components before tax:
- Business assumptions & roll forward
Roll forward of DCF(5)	—	211	211	—	211
Change in assumptions & experience	—	3	3	(453)	(450)
Revaluation profit/(loss) before tax(6)	—	214	214	(453)	(239)
Foreign exchange excess movements(7)	29	(29)	—	—	—
Market value at 31 March 2003	1,521	2,437	3,958	2,469	6,427

(1)       Net assets represent the shareholder capital reserves and retained profits. A portion of these net assets is non-distributable, as it is required to support regulatory capital requirements. The cost of this capital support is reflected in the value of inforce business.

(2)       For some smaller entities the projection of future new business and inforce business is combined for the purposes of valuation. For these entities the value of future new business is reflected in the embedded value.

(3)       Operating profit after income tax is before revaluations and excludes operating profits of entities outside the market value accounting environment; ie. the operating profits after tax from NAFiM’s own business, and other entities not owned by NAFiM.

(4)       Capital and other movements represent movements in value such as the payment of dividends, capital injections and reductions, acquisitions of subsidiaries and foreign exchange movements on intragroup debt related to international subsidiaries.

(5)       The roll forward represents the growth over the period at the valuation discount rate over and above operating profit.

(6)       The revaluation profit/(loss) before tax does not include revaluation uplift in respect of NAFiM’s own business. AASB 1038 requires assets of a life company to be valued at net market value; since NAFiM is the parent life entity, the change in market value of its own life business is not brought to account.

(7)       Foreign exchange excess movements represent foreign exchange impacts on the net assets of international subsidiaries and market value of intragroup debt.

Revaluation Profit/(Loss)

The components that contributed to the $239 million revaluation loss before tax comprised the effect of assumption changes and experience, offset by the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the DCF).

The assumption changes primarily comprised lower retail sales volumes than anticipated at September 2002, which has impacted the value of future new business reducing it from 45% to 38% of total market value, and the overall impact of lower investment earnings. Further, weaker operating environments have reduced the values of the international businesses. The impact of these factors has been mitigated to some extent by the active management of expenses.

Included within ‘capital and other movements’ is a net capital injection of $135 million, which includes a $140 million injection into the insurance business to support the growth in the risk insurance business. A favourable foreign exchange movement on the intra-group debt related to the international subsidiaries is also included in this category. The growth of the risk insurance business is reflected in the increased market value attributed to the insurance business segment.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and business segment are summarised below:

NAFiM subsidiaries
Market value summary ($m)

	Net assets	Value of inforce business	Embedded value	Value of future new business	Market value

By region
Australia	1,131	2,002	3,133	2,358	5,491
Europe	236	287	523	12	535
New Zealand	25	41	66	23	89
Asia	129	107	236	76	312
Market value at 31 March 2003	1,521	2,437	3,958	2,469	6,427

By business segment
Investments	765	1,101	1,866	1,701	3,567
Insurance	695	1,228	1,923	768	2,691
Other	61	108	169	—	169
Market value at 31 March 2003	1,521	2,437	3,958	2,469	6,427

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	March 2003			September 2002
Assumptions applied in the determination of market value (1)	New business multiplier(2)	Risk discount rate(3)(%)	Franking credit assumptn (%)(4)	New business multiplier(2)	Risk discount rate(3)(%)	Franking credit assumptn (%)(4)
Insurance	8.8	11.0	70	10.1	11.0	70
Investments	8.4	11.0 – 12.0	70	8.7	11.0 - 12.0	70
New Zealand	6.8	11.50 – 12.75	70	8.1	11.75 - 12.75	70
Hong Kong	9.0	12.5	—	9.0	12.5	—

(1)       The bulk of the European valuation was performed on an aggregate basis. Where the European business valuations identified separate values of inforce business and future new business, approximate methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in European valuations at 31 March 2003 was 10%.

(2)       New business multipliers represent the multiple of value arising from the 12 months to 30 September 2002 & the 12 months to 31 March 2003 new business experience respectively that equates to the value of future new business. It reflects the risk discount rate, anticipated new business growth and expected industry growth rates thereafter, together with an allowance for the expected pressure to reduce profit margins in the future.

(3)       Risk discount rates are gross of tax and have been derived using the Capital Asset Pricing Model. For the Australian and New Zealand businesses, the rates applied in the directors’ market valuations, as shown in the table above, are 0.5% higher than Tillinghast’s standard rates for DCF valuations of such businesses.

(4)       the valuations of Australian and New Zealand entities comprise the present value of estimated future distributable profits after corporate tax, together with the present value of 70% of the attaching imputation credits. The valuations of international entities other than New Zealand comprise the present values of estimated future distributable profits after corporate tax.

Management Discussion & Analysis – Other (incl. Excess Capital, Group Funding & Corp. Centre)

OTHER (INCLUDING EXCESS CAPITAL, GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half year to			Fav/(unfav) change on
	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Net interest income	(19)	(94)	(145)	79.8	86.9
Other operating income(1)	(1)	13	(10)	large	90.0
Total income	(20)	(81)	(155)	75.3	87.1
Other operating expenses(1)	37	17	(15)	large	large
Underlying loss	(57)	(98)	(140)	41.8	59.3
Charge to provide for doubtful debts(2)	—	(37)	(1)	large	large
Net cash earnings before tax	(57)	(61)	(139)	6.6	59.0
Income tax benefit	(34)	(7)	(37)	large	(8.1)
Cash earnings before significant items(3)	(23)	(54)	(102)	57.4	77.5

By Division
Excess Capital(4)	38	68	69	(44.1)	(44.9)
Group Funding	(32)	(107)	(158)	70.1	79.7
Corporate Centre	(29)	(15)	(13)	(93.3)	large
Other	(23)	(54)	(102)	57.4	77.5

(1)                               Includes Group eliminations between the Banking Divisions.

(2)                               The September 2002 half year included a re-allocation from the Group statistical provision reserve to the operating divisions of $37 million.

(3)                               Refer to Note 1 for a reconciliation of Other (including Excess Capital, Group Funding & Corporate Centre) to Group net profit.

(4)                               Net interest income from excess capital (after tax). The earnings rate on excess capital for the half years ended March 2003, September 2002 and March 2002 was 4.99%, 5.72% and 5.26% respectively.

Excess Capital

The Group’s earnings on excess capital for the March 2003 half year were $38 million compared with $69 million in the prior comparative period reflecting the lower volume of excess capital due to the impact of the share buy-back and a lower average earning rate.

Earnings on excess capital is calculated by applying the average three-year bank bill swap rate of 4.99% (5.26% prior corresponding period) to the estimated excess. For balance sheet management purposes, the banking operations use a three-year benchmark for the investment term of capital. Holdings of excess capital reduce the amount of debt required by the banking operations to fund asset growth. Any reduction in excess capital would therefore need to be replaced with debt of the same term in order to maintain the interest rate risk profile of the banking operations.

When estimating excess capital, benchmarks are chosen having regard to Australian and international peers and the risk profile and asset base of the Group’s banking operations. Excess capital does not represent the total amount of surplus capital held by the Group.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of divisional performance over time.

For the half year to March 2003, Group Funding experienced a loss of $32 million compared to a loss of $158 million for the prior corresponding period.  The main factors contributing to the movement include:

•             the funding benefit on the proceeds from the sale of SR Investment Inc. (HomeSide);

•             lower inter-company funding costs with the falling interest rate environment; and

•             a one-off unfavourable interest accrual adjustment in the March 2002 half.

Corporate Centre

Corporate Centre comprises the following non-operating units – Group and Corporate Finance, Corporate Development, People & Culture, Risk Management, Nautilus Insurance, National Technology, ISI program, Office of the CEO, and Group eliminations.

The Corporate Centre result for the March 2003 half year has been impacted by costs of $15 million after tax arising from an ongoing major review of compliance and associated quality improvements within Europe.

SECTION 4

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2003

DETAILED FINANCIAL INFORMATION

The following section does not puport to be a set of interim financial statements. For the Group’s interim financial statements refer to the Appendix 4B filed with the ASX.

1.	Performance Summary by Division
2.	Net Interest Income
3.	Net Interest Margins & Spreads
4.	Average Balance Sheet & Related Interest
5.	Gross Loans & Advances
6.	Net Life Insurance Income
7.	Revenue
8.	Expenses
9.	Full Time Equivalent Employees
10.	Doubtful Debts
11.	Asset Quality
12.	Income Tax Reconciliation
13.	Significant Items
14.	Exchange Rates
15.	Capital Adequacy
16.	Cash Earnings per Share
17.	Risk Management
18.	Financial Information for US Investors

Detailed Financial Information - Note 1: Performance Summary by Division

1. PERFORMANCE SUMMARY BY DIVISION

Half year ended 31 March 2003	Note	FSA $m	FSE $m	FSNZ $m	CIB $m	Other(1) $m	Total Banking $m	WM $m	Elimina-tions(2) $m	Total Group $m

Net interest income	2	1,710	1,239	328	434	(19)	3,692	54	—	3,746
Net life insurance income(3)	6	—	—	—	—	—	—	81	—	81
Other operating income(4)	7	950	503	167	505	(1)	2,124	366	(58)	2,432
Net operating income		2,660	1,742	495	939	(20)	5,816	501	(58)	6,259
Operating expenses(5)(6)	8	1,214	873	252	374	37	2,750	394	(58)	3,086
Underlying profit		1,446	869	243	565	(57)	3,066	107	—	3,173
Charge to provide for doubtful debts	10	156	135	7	23	—	321	1	—	322
Cash earnings before tax		1,290	734	236	542	(57)	2,745	106	—	2,851
Income tax benefit - net life insurance income	6	—	—	—	—	—	—	(70)	—	(70)
Income tax expense - other	12	386	226	77	126	(34)	781	9	—	790

Cash earnings before significant items		904	508	159	416	(23)	1,964	167	—	2,131
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(205)	—	(205)
Goodwill amortisation		1	31	1	—	16	49	—	—	49

Net profit before significant items		903	477	158	416	(39)	1,915	(38)	—	1,877
Significant items after tax	13	—	—	—	—	—	—	—	—	—

Net profit		903	477	158	416	(39)	1,915	(38)	—	1,877
Net profit attributable to outside equity interest		—	—	—	4	—	4	6	—	10

Net profit attributable to members of the Company		903	477	158	412	(39)	1,911	(44)	—	1,867
Distributions										94

Earnings attributable to ordinary shareholders										1,773

Half year ended 30 September 2002	Note	FSA $m	FSE $m	FSNZ $m	CIB $m	Other(1) $m	Total Banking $m	WM $m	Elimina- tions(2) $m	Total Ongoing Operations $m	Disposed Oper- ations (7) $m	Total Group $m
Net interest income	2	1,677	1,204	292	505	(94)	3,584	45	—	3,629	(10)	3,619
Net life insurance income(3)	6	—	—	—	—	—	—	(250)	—	(250)	—	(250)
Other operating income(4)	7	920	503	146	459	13	2,041	411	(69)	2,383	142	2,525
Net operating income		2,597	1,707	438	964	(81)	5,625	206	(69)	5,762	132	5,894
Operating expenses(5)(6)	8	1,232	840	234	391	17	2,714	482	(69)	3,127	118	3,245
Underlying profit		1,365	867	204	573	(98)	2,911	(276)	—	2,635	14	2,649
Charge to provide for doubtful debts	10	100	190	(13)	21	(37)	261	(1)	—	260	20	280
Cash earnings before tax		1,265	677	217	552	(61)	2,650	(275)	—	2,375	(6)	2,369
Income tax benefit – net life insurance income	6	—	—	—	—	—	—	(354)	—	(354)	—	(354)
Income tax expense – other	12	378	212	77	111	(7)	771	2	—	773	3	776
Cash earnings before significant items		887	465	140	441	(54)	1,879	77	—	1,956	(9)	1,947

Wealth Management revaluation loss after tax		—	—	—	—	—	—	(389)	—	(389)	—	(389)
Goodwill amortisation		—	31	1	—	21	53	—	—	53	—	53
Net profit before significant items		887	434	139	441	(75)	1,826	(312)	—	1,514	(9)	1,505
Significant items after tax	13	(183)	(117)	(13)	(24)	(35)	(372)	(17)	—	(389)	—	(389)
Net profit		704	317	126	417	(110)	1,454	(329)	—	1,125	(9)	1,116
Net profit attributable to outside equity interest		—	—	—	—	—	—	(1)	—	(1)	—	(1)

Net profit attributable to members of the Company		704	317	126	417	(110)	1,454	(328)	—	1,126	(9)	1,117
Distributions												92

Earnings attributable to ordinary shareholders												1,025

Half year ended 31 March 2002	Note	FSA $m	FSE $m	FSNZ $m	CIB $m	Other(1) $m	Total Banking $m	WM $m	Elimina- tions(2) $m	Total Ongoing Operations $m	Disposed Oper- ations (7) $m	Total Group $m
Net interest income	2	1,630	1,229	257	546	(145)	3,517	56	—	3,573	30	3,603
Net life insurance income(3)	6	—	—	—	—	—	—	240	—	240	—	240
Other operating income(4)	7	860	525	137	428	(10)	1,940	388	(63)	2,265	2,594	4,859
Net operating income		2,490	1,754	394	974	(155)	5,457	684	(63)	6,078	2,624	8,702
Operating expenses(5)(6)	8	1,218	837	210	368	(15)	2,618	331	(63)	2,886	2,576	5,462
Underlying profit		1,272	917	184	606	(140)	2,839	353	—	3,192	48	3,240
Charge to provide for doubtful debts	10	46	188	8	146	(1)	387	—	—	387	30	417
Cash earnings before tax		1,226	729	176	460	(139)	2,452	353	—	2,805	18	2,823
Income tax expense - net life insurance income	6	—	—	—	—	—	—	106	—	106	—	106
Income tax expense - other	12	356	228	59	83	(37)	689	26	—	715	(89)	626

Cash earnings before significant items		870	501	117	377	(102)	1,763	221	—	1,984	107	2,091
Wealth Management revaluation profit after tax		—	—	—	—	—	—	237	—	237	—	237
Goodwill amortisation		—	31	1	—	16	48	—	—	48	—	48

Net profit before significant items		870	470	116	377	(118)	1,715	458	—	2,173	107	2,280
Significant items after tax		(2)	—	—	(7)	(5)	(14)	(3)	—	(17)	—	(17)

Net profit		868	470	116	370	(123)	1,701	455	—	2,156	107	2,263
Net profit attributable to outside equity interest		—	—	—	—	—	—	7	—	7	—	7

Net profit attributable to members of the Company		868	470	116	370	(123)	1,701	448	—	2,149	107	2,256
Distributions												95

Earnings attributable to ordinary shareholders												2,161

(1)            Other includes Excess Capital, Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)            Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)            Net life insurance income is the profit before tax excluding net interest income of the life insurance and funds management businesses of the statutory funds of the life insurance companies of the Group.  The contribution of net revenue after tax is $151 million for the March 2003 half year.

(4)            Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)            Other operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

(6)            Other operating expenses includes defined pension expense (Financial Services Europe only).

(7)            Disposed Operations includes HomeSide, Vivid and intra-group elimination entries.

Detailed Financial Information - Note 2: Net Interest Income

2. NET INTEREST INCOME

		Half year to			Fav/(unfav) change on
	Note	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Group
Ongoing operations
Interest income
Loans to customers		7,539	7,015	6,707	7.5	12.4
Other interest		896	1,112	1,371	(19.4)	(34.6)
Total interest income	7	8,435	8,127	8,078	3.8	4.4

Interest expense
Deposits and other borrowings		3,482	3,353	3,349	(3.8)	(4.0)
Other		1,207	1,145	1,156	(5.4)	(4.4)
Total interest expense	8	4,689	4,498	4,505	(4.2)	(4.1)

Total ongoing operations		3,746	3,629	3,573	3.2	4.8

Disposed operations
Interest income	7	—	63	207	large	large
Interest expense	8	—	73	177	large	large

Total disposed operations		—	(10)	30	large	large

Net interest income		3,746	3,619	3,603	3.5	4.0

By Division

Ongoing operations
Financial Services Australia		1,710	1,677	1,630	2.0	4.9
Financial Services Europe		1,239	1,204	1,229	2.9	0.8
Financial Services New Zealand		328	292	257	12.3	27.6
Retail Banking		3,277	3,173	3,116	3.3	5.2
Corporate & Institutional Banking		434	505	546	(14.1)	(20.5)
Other (incl. Excess Capital, Group Funding & Corporate Centre)		(19)	(94)	(145)	79.8	86.9
Total Banking		3,692	3,584	3,517	3.0	5.0
Wealth Management		54	45	56	20.0	(3.6)

Total ongoing operations		3,746	3,629	3,573	3.2	4.8
Total disposed operations		—	(10)	30	large	large

Net interest income		3,746	3,619	3,603	3.5	4.0

Detailed Financial Information – Note 3: Net Interest Margin & Spreads

3. NET INTEREST MARGINS & SPREADS

	Half year to			Fav/(unfav) change on
	Mar 03%	Sep 02%	Mar 02%	Sep 02 basis pts	Mar 02 basis pts
Group
Group interest spread	2.22%	2.36%	2.41%	(0.14)	(0.19)
Group interest margin(1)	2.56%	2.63%	2.71%	(0.07)	(0.15)
Group interest margin (excluding earnings on Excess Capital)(1)	2.52%	2.56%	2.64%	(0.04)	(0.12)

By Region
Australia(2)
Australia interest spread	2.30%	2.54%	2.74%	(0.24)	(0.44)
Australia interest margin(1)	2.59%	2.71%	2.87%	(0.12)	(0.28)
Australia interest margin (excluding earnings on Excess Capital)(1)	2.51%	2.57%	2.72%	(0.06)	(0.21)

Europe(2)
Europe interest spread	2.08%	2.47%	2.50%	(0.39)	(0.42)
Europe interest margin(1)(3)	2.57%	2.90%	2.99%	(0.33)	(0.42)
Other International(2)
Other International interest spread	1.59%	1.32%	1.25%	0.27	0.34
Other International interest margin(1)	1.70%	1.42%	1.43%	0.28	0.27

By Division
Net interest margin(1)
Financial Services Australia	3.18%	3.38%	3.53%	(0.20)	(0.35)
Financial Services Europe	4.18%	4.21%	4.16%	(0.03)	0.02
Financial Services New Zealand	2.78%	2.68%	2.54%	0.10	0.24
Corporate & Institutional Banking	0.58%	0.73%	0.81%	(0.15)	(0.23)
Net interest spread
Financial Services Australia	2.73%	2.86%	3.05%	(0.13)	(0.32)
Financial Services Europe	3.82%	3.82%	3.64%	—	0.18
Financial Services New Zealand	3.09%	3.00%	2.91%	0.09	0.18

(1)            Interest margin is net interest income as a percentage of average interest-earning assets.

(2)            Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

(3)            The decline in Europe margin has been impacted by the Money Markets division within Corporate & Institutional Banking.  This includes the impact of lower trading income and an increase in a structured lending product called “reverse repo” loans.

Detailed Financial Information – Note 4: Average Balance Sheet & Related Interest

4. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest earning assets and interest bearing liabilities,  together with their respective interest rates earned or paid by the Group.  Averages are predominantly  daily averages. Interest income figures include interest income on non-accruing loans to the extent cash  payments have been received. Amounts classified as Other International represent interest-earning assets  or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe and  HomeSide. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Half year ended Mar 03			Half year ended Sep 02
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest earning assets
Due from other financial institutions
Australia	4,139	52	2.52	3,334	55	3.29
Europe	7,400	130	3.52	6,265	103	3.28
Other International	3,990	34	1.71	4,087	41	2.00
Regulatory deposits
Europe	156	1	1.29	140	1	1.42
Other International	67	—	—	19	—	—
Marketable debt securities
Australia	14,852	417	5.63	15,083	405	5.36
Europe	10,961	223	4.08	11,969	249	4.15
Other International	9,001	157	3.50	9,952	153	3.07
Loans and advances(1)
Australia	125,206	4,136	6.62	116,025	3,834	6.59
Europe	80,351	2,235	5.58	71,034	2,120	5.95
HomeSide	—	—	—	15	—	—
Other International	37,324	1,168	6.28	33,629	1,060	6.29
Other interest earning assets(2)
Australia	5	57	n/a	9	246	n/a
Europe	380	12	n/a	661	11	n/a
HomeSide	—	—	n/a	2,397	61	n/a
Other International	32	(187)	n/a	21	(149)	n/a
Intragroup loans(3)
Europe	7,109	175	4.94	2,216	133	11.97
Other International	11,137	153	2.76	12,786	117	1.83

Average interest earning assets and interest income incl intragroup loans by:
Australia	144,202	4,662	6.48	134,451	4,540	6.73
Europe	106,357	2,776	5.23	92,285	2,617	5.66
HomeSide	—	—	—	2,412	61	5.04
Other International	61,551	1,325	4.32	60,494	1,222	4.03

Total average interest earning assets and interest income incl. intragroup loans	312,110	8,763	5.63	289,642	8,440	5.81

Average assets and interest income

	Half year ended Mar 03			Half year ended Sep 02
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Intragroup loans eliminations	(18,246)	(328)	3.61	(15,002)	(250)	3.32
Total average interest earning assets by:
Australia	144,202	4,662	6.48	134,451	4,540	6.73
Europe	99,248	2,601	5.26	90,069	2,484	5.50
HomeSide	—	—	—	2,412	61	5.04
Other International	50,414	1,172	4.66	47,708	1,105	4.62

Total average interest earning assets	293,864	8,435	5.76	274,640	8,190	5.95
Non-interest earning assets
Investments relating to life insurance business(4)
Australia	30,357			32,749
Europe	332			395
Other International	179			171
Acceptances
Australia	22,209			21,890
Europe	139			166
Other International	27			89
Fixed assets
Australia	1,363			1,351
Europe	786			770
HomeSide	—			1
Other International	121			166
Other assets
Australia	20,872			21,707
Europe	8,142			9,047
HomeSide	—			5,952
Other International	3,925			3,824

Total average non-interest earning assets by:
Australia	74,801			77,697
Europe	9,399			10,378
HomeSide	—			5,953
Other International	4,252			4,250

Total average non-interest earning assets	88,452			98,278

Provision for doubtful debts
Australia	(1,133)			(1,419)
Europe	(917)			(918)
HomeSide	—			(19)
Other International	(321)			(332)

Total average assets by:
Australia	217,870			210,729
Europe	107,730			99,529
HomeSide	—			8,346
Other International	54,345			51,626

Total average assets	379,945			370,230

Percentage of total average assets applicable to international operations	42.7%			43.1%

Average liabilities and interest expense

	Half year ended Mar 03			Half year ended Sep 02
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest bearing liabilities
Time deposits
Australia	40,306	1,063	5.29	40,127	1,110	5.52
Europe	34,223	566	3.32	30,848	555	3.59
Other International	28,063	504	3.60	31,138	452	2.90
Savings deposits
Australia	7,606	158	4.17	5,564	124	4.45
Europe	14,264	143	2.01	14,705	150	2.03
Other International	2,976	42	2.83	2,705	32	2.36
Other demand deposits
Australia	37,372	451	2.42	34,091	420	2.46
Europe	13,324	116	1.75	14,516	127	1.75
Other International	2,841	41	2.89	2,620	44	3.35
Government and Official Institutions
Australia	831	17	4.10	863	17	3.93
Other International	2,527	16	1.27	1,838	19	2.06
Due to other financial institutions
Australia	5,373	85	3.17	5,437	108	3.96
Europe	26,920	520	3.87	18,579	376	4.04
Other International	16,074	168	2.10	15,203	175	2.30
Short-term borrowings
Other International	6,024	23	0.77	4,599	24	1.04
Long-term borrowings
Australia	19,605	347	3.55	19,013	380	3.99
HomeSide	—	—	—	2,248	79	7.01
Other International	500	13	5.21	170	4	4.69
Other interest bearing liabilities
Australia	4,753	342	n/a	8,264	288	n/a
Europe	3	1	n/a	25	1	n/a
Other International	—	(4)	n/a	—	6	n/a
Loan Capital
Australia	435	11	5.07	510	13	5.08
Europe	1,264	66	10.47	1,193	67	11.20
Intragroup loans
Australia	18,246	328	3.61	15,002	250	3.32

Average interest bearing liabilities and interest expense incl intragroup loans by:
Australia	134,527	2,802	4.18	128,871	2,710	4.19
Europe	89,998	1,412	3.15	79,866	1,276	3.19
HomeSide	—	—	—	2,248	79	7.01
Other International	59,005	803	2.73	58,273	756	2.59

Total average interest bearing liabilities and interest expense incl. intragroup loans	283,530	5,017	3.55	269,258	4,821	3.57

Average liabilities and interest expense

	Half year ended Mar 03			Half year ended Sep 02
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %

Intragroup loans eliminations	(18,246)	(328)	3.61	(15,002)	(250)	3.32
Total average interest bearing liabilities and interest expense by:
Australia	116,281	2,474	4.27	113,869	2,460	4.31
Europe	89,998	1,412	3.15	79,866	1,276	3.19
HomeSide	—	—	—	2,248	79	7.01
Other International	59,005	803	2.73	58,273	756	2.59

Total average interest bearing liabilities and interest expense	265,284	4,689	3.54	254,256	4,571	3.59

Non-interest bearing liabilities
Deposits not bearing interest
Australia	5,107			4,852
Europe	6,015			5,622
Other International	1,369			1,327
Liability on acceptances
Australia	22,209			21,890
Europe	139			166
Other International	27			89
Life insurance policy liabilities(4)
Australia	30,253			30,795
Europe	259			324
Other International	285			115
Other liabilities
Australia	14,611			17,264
Europe	8,482			6,269
HomeSide	—			1,372
Other International	2,229			2,470

Total average non-interest bearing liabilities by:
Australia	72,180			74,801
Europe	14,895			12,381
HomeSide	—			1,372
Other International	3,910			4,001

Total average non-interest bearing liabilities	90,985			92,555

Equity

	Half year ended Mar 03			Half year ended Sep 02
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Equity
Contributed equity	6,872			7,626
Preference share capital	730			730
National Income Securities	1,945			1,945
Reserves	1,770			1,656
Retained profits	12,186			11,394
Outside equity interest in controlled entities	173			68

Equity	23,676			23,419

Total liabilities and equity	379,945			370,230

Percentage of total average liabilities applicable to international operations	47.1%			45.7%

(1)            Includes non-accrual loans.

(2)            Includes interest on derivatives and escrow deposits.

(3)            The calculations for Australia, Europe, HomeSide and Other International include intragroup cross border loans/borrowings and associated interest.

(4)            Included within investments relating to life insurance business are interest-earning debt securities.  The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note.  The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

Detailed Financial Information – Note 5: Gross Loans & Advances

5. GROSS LOANS & ADVANCES

	As at			Change on
	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%

By region

Ongoing operations
Australia	130,058	120,885	112,371	7.6	15.7
Europe	80,226	77,750	65,895	3.2	21.7
New Zealand	28,174	25,702	24,298	9.6	16.0
United States	5,031	7,230	5,064	(30.4)	(0.7)
Asia	3,327	3,936	4,173	(15.5)	(20.3)

Total ongoing operations	246,816	235,503	211,801	4.8	16.5

Total disposed operations	—	181	257	large	large

Total gross loans and advances	246,816	235,684	212,058	4.7	16.4

Securitised loans	747	929	1,175	(19.6)	(36.4)

By product

Ongoing operations
Housing	103,458	95,987	85,483	7.8	21.0
Term lending(1)	72,435	73,990	70,294	(2.1)	3.0
Overdrafts	18,012	18,765	17,988	(4.0)	0.1
Leasing	15,772	15,882	14,998	(0.7)	5.2
Credit cards	6,512	6,584	6,187	(1.1)	5.3
Other(1)	30,627	24,295	16,851	26.1	81.8

Total ongoing operations	246,816	235,503	211,801	4.8	16.5

Total disposed operations	—	181	257	large	large

Total gross loans and advances	246,816	235,684	212,058	4.7	16.4

(1)            Comparative information in relation to reverse repurchase agreements has been reclassified from term lending to other, to ensure consistency with 31 March 2003 balances.

	As at Mar 03
By product & region	Australia $m	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Housing	75,379	16,641	10,859	—	579	103,458
Term Lending	31,753	21,867	12,587	4,008	2,220	72,435
Overdrafts	4,826	12,096	1,090	—	—	18,012
Leasing	7,466	8,242	28	—	36	15,772
Credit cards	3,648	1,918	946	—	—	6,512
Other	6,986	19,462	2,664	1,023	492	30,627

Total gross loans and advances	130,058	80,226	28,174	5,031	3,327	246,816

	Increase / (decrease) from Sep 02
Movement from Sep 2002 excluding foreign exchange	Australia %	Europe %	New Zealand %	United States %	Asia %	Total %

Gross loans and advances Including:
Housing	10.1	4.4	7.5	large	11.3	8.8
Term lending(1)	3.4	(2.1)	—	2.8	(7.5)	0.6
Overdrafts	(3.9)	6.8	(14.6)	large	—	1.7
Leasing	4.2	4.6	large	—	(7.7)	4.5
Credit cards	3.5	(3.5)	1.7	—	—	1.1

	Increase / (decrease) from March 02
Movement from March 2002 excluding foreign exchange	Australia %	Europe %	New Zealand %	United States %	Asia %	Total %

Gross loans and advances Including:
Housing	23.1	8.1	11.1	large	26.1	19.0
Term lending(1)	6.0	3.0	0.1	(1.5)	(11.1)	2.8
Overdrafts	(3.3)	8.5	11.3	—	—	5.2
Leasing	6.6	6.2	large	—	(7.7)	6.5
Credit cards	6.8	1.2	2.5	—	—	4.4

(1)            Comparative information in relation to reverse repurchase agreements has been reclassified from term lending to other, to ensure consistency with 31 March 2003 balances.

By Division	FSA $m	FSE $m	FSNZ $m	CIB $m	WM $m	Other (1) $m	Total Ongoing Operations $m	Disposed Operations (2) $m	Total Group $m

As at 31 March 2003

Housing lending	72,057	16,641	10,828	610	4,069	(747)	103,458	—	103,458
Non-housing lending	38,201	36,014	10,191	58,097	1,788	(933)	143,358	—	143,358
Total gross loans and advances	110,258	52,655	21,019	58,707	5,857	(1,680)	246,816	—	246,816

As at 30 September 2002

Housing lending	65,720	17,413	9,494	618	3,671	(929)	95,987	89	96,076
Non-housing lending	37,204	40,401	9,360	51,787	1,660	(896)	139,516	92	139,608
Total gross loans and advances	102,924	57,814	18,854	52,405	5,331	(1,825)	235,503	181	235,684

As at 31 March 2002

Housing lending	59,126	15,637	8,805	546	3,268	(1,175)	86,207	115	86,322
Non-housing lending	35,803	37,133	8,484	44,271	1,521	(1,618)	125,594	142	125,736
Total gross loans and advances	94,929	52,770	17,289	44,817	4,789	(2,793)	211,801	257	212,058

(1)            Other includes Excess Capital, Group Funding, Corporate Centre and intra-group elimination entries.

(2)            Disposed Operations includes HomeSide, Vivid and intra-group elimination entries

Detailed Financial Information - Note 6: Net Life Insurance Income

6. NET LIFE INSURANCE INCOME

	Half year to			Fav/(unfav) change on
	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Ongoing operations

Premium and related revenue	503	652	482	(22.9)	4.4
Investment revenue	224	(3,169)	2,181	large	(89.7)
Life insurance income	727	(2,517)	2,663	large	(72.7)

Claims expense	513	539	417	4.8	(23.0)
Change in policy liabilities	(250)	(3,218)	1,581	(92.2)	large
Policy acquisition and maintenance expense	344	366	385	6.0	10.6
Investment management fees	39	48	38	18.8	(2.6)
Other life insurance-related expenses	—	(2)	2	large	large
Life insurance expenses	646	(2,267)	2,423	large	73.3

Net life insurance income	81	(250)	240	large	(66.3)

Income tax expense/(benefit) - net life insurance income	(70)	(354)	106	(80.2)	large

Net life insurance income after tax	151	104	134	45.2	12.7

Net life insurance income is the profit before tax excluding net interest income of the life insurance and funds management businesses of the statutory funds of the life insurance companies of the Group. Refer to note 57 of the Group’s annual financial report 2002 for further details for the year ended 30 September 2002.

Detailed Financial Information - Note 7: Revenue

7. REVENUE

		Half year to			Fav/(unfav) change on
	Note	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%

Ongoing operations

Interest income	2	8,435	8,127	8,078	3.8	4.4

Premium and related revenue		503	652	482	(22.9)	4.4
Investment revenue		224	(3,169)	2,181	large	(89.7)
Life insurance income	6	727	(2,517)	2,663	large	(72.7)

Wealth Management other operating income		366	411	388	(10.9)	(5.7)
Revaluation profit/(loss)		(239)	(525)	370	54.5	large
Wealth Management total income		127	(114)	758	large	(83.2)

Total Banking other operating income
Dividends received		18	20	15	(10.0)	20.0
Profit on sale of property, plant and equipment		13	6	7	large	85.7
Loan fees from banking		698	697	651	0.1	7.2
Money transfer fees		509	514	498	(1.0)	2.2
Trading income		318	288	275	10.4	15.6
Foreign exchange income		7	13	2	(46.2)	large
Fees and commissions		396	387	350	2.3	13.1
Fleet service fees		40	29	29	37.9	37.9
Other income		125	87	113	43.7	10.6
Total Banking other operating income		2,124	2,041	1,940	4.1	9.5

Eliminations		(58)	(69)	(63)	15.9	7.9

Banking other operating income net of eliminations		2,066	1,972	1,877	4.8	10.1

Total revenue from ongoing operations		11,355	7,468	13,376	52.0	(15.1)

Disposed operations

Interest income		—	63	207	large	large

HomeSide
Proceeds from sale of HomeSide operating assets		—	15	2,299	large	large
Other		—	128	295	large	large
Other operating income		—	143	2,594	large	large

Total revenue from disposed operations		—	206	2,801	large	large

Significant revenue
Proceeds from sale of SR Investment (HomeSide)		—	2,671	—	large	large

Group eliminations		—	(1)	—	large	large

Total revenue from ordinary activities		11,355	10,344	16,177	9.8	(29.8)

Other operating income (before revaluation profit/(loss) and significant income) by Division

	Half year to			Fav/(unfav) change on
	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Ongoing operations
Financial Services Australia	950	920	860	3.3	10.5
Financial Services Europe	503	503	525	—	(4.2)
Financial Services New Zealand	167	146	137	14.4	21.9
Retail Banking	1,620	1,569	1,522	3.3	6.4
Corporate & Institutional Banking	505	459	428	10.0	18.0
Other (incl. Excess Capital, Group Funding & Corporate Centre)	(1)	13	(10)	large	90.0
Total Banking	2,124	2,041	1,940	4.1	9.5
Wealth Management	366	411	388	(10.9)	(5.7)
Eliminations	(58)	(69)	(63)	15.9	7.9

Total ongoing operations	2,432	2,383	2,265	2.1	7.4

Disposed operations
HomeSide	—	143	2,594	large	large
Eliminations	—	(1)	—	large	large

Total disposed operations	—	142	2,594	large	large

Other operating income	2,432	2,525	4,859	(3.7)	(49.9)

Detailed Financial Information - Note 8: Expenses

8. EXPENSES

	Note	Half year to			Fav/(unfav) change on
		Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%

Ongoing operations

Interest expense	2	4,689	4,498	4,505	(4.2)	(4.1)

Claims expense		513	539	417	4.8	(23.0)
Change in policy liabilities		(250)	(3,218)	1,581	(92.2)	large
Policy acquisition and maintenance expense		344	366	385	6.0	10.6
Investment management fees		39	48	38	18.8	(2.6)
Other life insurance-related expenses		—	(2)	2	large	large
Life insurance expenses	6	646	(2,267)	2,423	large	73.3

Wealth Management other operating expenses		383	418	331	8.4	(15.7)
Investor compensation		11	64	—	82.8	large
Wealth Management other operating expenses		394	482	331	18.3	(19.0)

Total Banking other operating expenses
Personnel expenses
Salaries and related on costs		1,279	1,233	1,229	(3.7)	(4.1)
Superannuation		95	56	63	(69.6)	(50.8)
Other		106	128	128	17.2	17.2
		1,480	1,417	1,420	(4.4)	(4.2)

Occupancy expenses
Rental on operating leases		131	120	118	(9.2)	(11.0)
Depreciation and amortisation		35	36	39	2.8	10.3
Other		106	107	103	0.9	(2.9)
		272	263	260	(3.4)	(4.6)

General expenses
Advertising and marketing		84	88	73	4.5	(15.1)
Non-lending losses		23	11	36	large	36.1
Communications, postage and stationery		189	207	215	8.7	12.1
Depreciation and amortisation		141	146	142	3.4	0.7
Fees and commissions		39	49	40	20.4	2.5
Computer equipment and software		109	109	105	—	(3.8)
Professional fees		111	107	103	(3.7)	(7.8)
Travel		26	23	18	(13.0)	(44.4)
Freight and cartage		17	31	28	45.2	39.3
Other expenses		259	263	178	1.5	(45.5)
		998	1,034	938	3.5	(6.4)

Total Banking other operating expenses		2,750	2,714	2,618	(1.3)	(5.0)

Eliminations		(58)	(69)	(63)	(15.9)	(7.9)

Banking other operating expenses net of eliminations		2,692	2,645	2,555	(1.8)	(5.4)

Other operating expenses		3,086	3,127	2,886	1.3	(6.9)

Total operating expenses from ongoing operations		8,421	5,358	9,814	(57.2)	14.2

	Note	Half year to			Fav/(unfav) change on
		Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%

Disposed operations

Interest expense		—	73	177	large	large

HomeSide
Carrying value and expenses attributable to the sale of HomeSide operating assets		—	4	2,318	large	large
Other		—	114	257	large	large
Other disposed operations		—	1	1	large	large
Operating expenses		—	119	2,576	large	large

Total operating expenses from disposed operations		—	192	2,753	large	large

Significant expenses
Provision for restructure		—	556	24	large	large
Carrying value of SR Investment sold		—	2,686	—	large	large
Significant expenses		—	3,242	24	large	large

Group eliminations		—	(1)	—	large	large

Total operating expenses before goodwill and charge to provide for doubtful debts		8,421	8,791	12,591	4.2	33.1

Amortisation of goodwill		49	53	48	7.5	(2.1)
Charge to provide for doubtful debts	10	322	280	417	(15.0)	22.8

Total expenses		8,792	9,124	13,056	3.6	32.7

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

Ongoing operations
Financial Services Australia	1,214	1,232	1,218	1.5	0.3
Financial Services Europe	873	840	837	(3.9)	(4.3)
Financial Services New Zealand	252	234	210	(7.7)	(20.0)
Retail Banking	2,339	2,306	2,265	(1.4)	(3.3)
Corporate & Institutional Banking	374	391	368	4.3	(1.6)
Other (incl. Excess Capital, Group Funding & Corporate Centre)	37	17	(15)	large	large
Total Banking	2,750	2,714	2,618	(1.3)	(5.0)
Wealth Management	394	482	331	18.3	(19.0)
Eliminations	(58)	(69)	(63)	(15.9)	(7.9)
Total ongoing operations	3,086	3,127	2,886	1.3	(6.9)
Disposed operations
Vivid	—	1	1	large	large
HomeSide	—	118	2,575	large	large
Eliminations	—	(1)	—	large	large
Total disposed operations	—	118	2,576	large	large
Other operating expenses	3,086	3,245	5,462	4.9	43.5

Detailed Financial Information - Note 9: Full Time Equivalent Employees

9. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	Mar 03 No.	Sep 02 No.	Mar 02 No.	Sep 02%	Mar 02%
By Region

Ongoing operations
Australia(2)	24,288	24,294	24,481	—	(0.8)
Europe	13,298	13,540	13,641	(1.8)	(2.5)
New Zealand(2)	4,640	4,560	4,564	1.8	1.7
United States	135	127	133	6.3	1.5
Asia	641	641	800	—	(19.9)
Total ongoing operations	43,002	43,162	43,619	(0.4)	(1.4)
Total disposed operations	—	40	39	large	large
Total full time equivalent employees (FTEs)	43,002	43,202	43,658	(0.5)	(1.5)

By Division
Ongoing operations
Financial Services Australia(2)(3)	18,338	18,096	18,455	1.3	(0.6)
Financial Services Europe	11,563	11,719	11,945	(1.3)	(3.2)
Financial Services New Zealand	4,221	4,277	4,274	(1.3)	(1.2)
Retail Banking	34,122	34,092	34,674	0.1	(1.6)
Corporate & Institutional Banking	2,537	2,564	2,582	(1.1)	(1.7)
Other (incl. Excess Capital, Group Funding & Corporate Centre)	433	401	420	8.0	3.1
Total Banking	37,092	37,057	37,676	0.1	(1.6)
Wealth Management(4)	5,910	6,105	5,943	(3.2)	(0.6)
Total ongoing operations	43,002	43,162	43,619	(0.4)	(1.4)
Total disposed operations	—	40	39	large	large
Total full time equivalent employees (FTEs)	43,002	43,202	43,658	(0.5)	(1.5)

Average half year FTEs	43,016	43,682	46,807	(1.5)	(8.1)

(1)            Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie. contractors.)

(2)            Acquisition of Hertz Fleetlease Ltd, increased Financial Services Australia FTEs by 166 (Australia 37, New Zealand 129).

(3)            FTEs at 31 March 2003 reflect the impact of the graduate intake in February 2003 (142), particularly in Business and Agribusiness.

(4)            As at 31 March 2002 Wealth Management full-time equivalent employees includes employees of joint venture interests (231 FTEs). These employees are excluded from September 2002 and March 2003.

Detailed Financial Information - Note 10: Doubtful Debts

10. DOUBTFUL DEBTS

	Half year to			Fav/(unfav) change on
	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Total charge for doubtful debts by Region
Ongoing operations
Australia	160	7	101	large	(58.4)
Europe	151	199	182	24.1	17.0
New Zealand	—	(18)	6	large	large
United States	21	60	109	65.0	80.7
Asia	(10)	12	(11)	large	(9.1)
Total ongoing operations	322	260	387	(23.8)	16.8
Total disposed operations	—	20	30	large	large
Total charge to provide for doubtful debts	322	280	417	(15.0)	22.8

Total charge for doubtful debts by Division
Ongoing operations
Financial Services Australia	156	100	46	(56.0)	large
Financial Services Europe	135	190	188	28.9	28.2
Financial Services New Zealand	7	(13)	8	large	12.5
Retail Banking	298	277	242	(7.6)	(23.1)
Corporate & Institutional Banking	23	21	146	(9.5)	84.2
Other (incl. Excess Capital, Group Funding & Corporate Centre)(1)	—	(37)	(1)	large	large
Total Banking	321	261	387	(23.0)	17.1
Wealth Management	1	(1)	—	large	large
Total ongoing operations	322	260	387	(23.8)	16.8
Total disposed operations	—	20	30	large	large
Total charge to provide for doubtful debts	322	280	417	(15.0)	22.8

(1)            Reallocation of the Group statistical provisioning reserve to the operating divisions in the half year to 30 September 2002.

Movement in provision for doubtful debts

	Half year to Mar 03			Half year to Sep 02
	Specific $m	General $m	Total $m	Specific $m	General $m	Total $m
Opening balance
Ongoing operations	553	2,022	2,575	651	2,059	2,710
HomeSide	—	—	—	—	25	25

Group opening balance	553	2,022	2,575	651	2,084	2,735

Movements relating to ongoing operations

Transfer to/(from) specific/general provision	386	(386)	—	365	(365)	—
Bad debts recovered	111	—	111	101	—	101
Bad debts written off	(456)	—	(456)	(580)	—	(580)
Charge to profit and loss	—	322	322	—	260	260
Foreign currency translation and consolidation adjustments	(21)	(61)	(82)	16	66	82

Movements relating to disposed operations

HomeSide
Charge to profit and loss	—	—	—	—	18	18
Provision no longer required	—	—	—	—	(42)	(42)
Foreign currency translation and consolidation adjustments	—	—	—	—	(1)	(1)

Vivid
Charge to profit and loss	—	—	—	—	2	2

Closing balance
Ongoing operations	573	1,897	2,470	553	2,022	2,575

Total provision for doubtful debts	573	1,897	2,470	553	2,022	2,575

Detailed Financial Information - Note 11: Asset Quality

11. ASSET QUALITY

	As at			Change on
Summary of impaired assets	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Gross non-accrual loans	1,583	1,590	1,750	(0.4)	(9.5)
Gross restructured loans	1	6	5	(83.3)	(80.0)
Gross assets acquired through security enforcement	2	3	2	(33.3)	—
Gross impaired assets	1,586	1,599	1,757	(0.8)	(9.7)
Less: Specific provisions - non-accrual loans(1)	(525)	(500)	(602)	5.0	(12.8)
Net impaired assets	1,061	1,099	1,155	(3.5)	(8.1)

(1)          Specific provision - non-accrual loans includes $48 million of specific provision in relation to accrued portfolio facilities past due 90-180 days within credit cards.

	As at Mar 03		As at Sep 02		As at Mar 02
Total impaired assets by region	Gross $m	Net $m	Gross $m	Net $m	Gross $m	Net $m
Ongoing operations
Australia	862	556	894	595	917	604
Europe	447	302	544	399	579	414
New Zealand	35	29	27	23	36	28
United States	241	173	117	66	220	105
Asia	1	1	2	1	2	1
Total ongoing operations	1,586	1,061	1,584	1,084	1,754	1,152
Total disposed operations	—	—	15	15	3	3
Total gross impaired assets	1,586	1,061	1,599	1,099	1,757	1,155

Movement in gross impaired assets	Australia $m	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Balance at 30 Sep 2001	963	695	42	34	6	1,740
New	525	133	17	195	—	870
Written off	(170)	(99)	(4)	—	(2)	(275)
Returned to performing or repaid	(401)	(78)	(19)	—	(2)	(500)
Foreign currency translation adjustments	—	(69)	—	(9)	—	(78)
Balance at 31 Mar 2002	917	582	36	220	2	1,757
New	440	128	25	9	—	602
Written off	(195)	(141)	(4)	(101)	—	(441)
Returned to performing or repaid	(268)	(64)	(31)	(1)	—	(364)
Foreign currency translation adjustments	—	41	1	3	—	45
Balance at 30 Sep 2002	894	546	27	130	2	1,599
New	413	175	29	219	—	836
Written off	(133)	(156)	(2)	(1)	(1)	(293)
Returned to performing or repaid	(312)	(76)	(21)	(87)	—	(496)
Foreign currency translation adjustments	—	(42)	2	(20)	—	(60)
Gross impaired assets at 31 Mar 2003	862	447	35	241	1	1,586

	As at
Gross non-accrual loans to gross loans & acceptances - by region	Mar 03%	Sep 02%	Mar 02%
Ongoing operations
Australia	0.57	0.63	0.69
Europe	0.55	0.70	0.87
New Zealand	0.12	0.11	0.15
United States	4.79	1.61	4.34
Asia	0.03	0.05	0.05
Total ongoing operations	0.59	0.62	0.75
Total disposed operations	—	7.74	1.26
Total gross non-accrual loans to gross loans & acceptances	0.59	0.62	0.75

Group provisioning coverage ratios
Net impaired assets to total equity	4.5	4.7	4.9
Net impaired assets to total equity plus general provision	4.1	4.3	4.5
Specific provision to gross impaired assets	36.1	34.6	37.0
General and specific provisions to gross impaired assets	155.7	161.0	155.7
General provision to risk-weighted assets	0.75	0.82	0.88

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
Memorandum disclosure	Mar 03 $m	Sep 02 $m	Mar 02 $m	Sep 02%	Mar 02%
Accruing loans past due 90 days or more with adequate security (net)	90	78	82	15.4	9.8
Accruing portfolio facilities past due 90 to 180 days (net)	26	30	33	(13.3)	(21.2)

90 days past due loans - by region
Ongoing operations
Australia	43	29	27	48.3	59.3
Europe	42	45	48	(6.7)	(12.5)
New Zealand	5	4	7	25.0	(28.6)
Total 90 day past due loans	90	78	82	15.4	9.8

Detailed Financial Information - Note 12: Income Tax Reconciliation

12. INCOME TAX RECONCILIATION

	Half year to
	Mar 03 $m	Sep 02 $m	Mar 02 $m
Group
Operating profit before income tax
Australia	1,325	316	1,972
Overseas	1,238	904	1,149
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	69	(264)	236
Total operating profit excluding that attributable to the statutory funds of the life insurance business before income tax	2,494	1,484	2,885
Prima facie income tax at 30%	748	445	866
Add/(deduct) tax effect of permanent differences:
Attributable foreign income	13	19	6
Non-allowable depreciation on buildings	4	2	5
Rebate of tax on dividends, interest etc	(23)	61	(17)
Foreign tax rate differences	(3)	(3)	(3)
Amortisation of goodwill	15	14	15
Future income tax benefits no longer required	—	1	1
Non-taxable amounts attributable to HomeSide US operation	—	(48)	(5)
Restatement of tax timing differences due to changes in the Australian company income tax rate	—	2	—
Recognition of HomeSide US operation future income tax benefit not previously recognised	—	—	(89)
Under/(over) provision in prior year	6	(12)	18
Other	(4)	(23)	(45)
Total income tax expense on operating profit excluding that attributable to the statutory funds of the life insurance business	756	458	752
Income tax attributable to the statutory funds of the life insurance business	(70)	(354)	106
Total income tax expense	686	104	858
Effective tax rate excluding statutory funds attributable to the life insurance business	30.3%	30.9%	26.1%

By Division
Ongoing operations
Financial Services Australia	386	378	356
Financial Services Europe	226	212	228
Financial Services New Zealand	77	77	59
Retail Banking	689	667	643
Corporate & Institutional Banking	126	111	83
Other (incl. Excess Capital, Group Funding & Corporate Centre)	(34)	(7)	(37)
Total Banking	781	771	689
Wealth Management
Operating profit	(61)	(352)	132
Revaluation profit/(loss)	(34)	(136)	133
Total ongoing operations	686	283	954
Total disposed operations	—	3	(89)
Significant items	—	(182)	(7)
Total income tax expense	686	104	858

	Half year to
Supplementary Income Tax Reconciliation Wealth Management	Mar 03 $m	Sep 02 $m	Mar 02 $m
Operating profit before income tax
Australia	(166)	(826)	670
Overseas	33	26	53
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	69	(264)	236
Total operating profit/(loss) excluding that attributable to the statutory funds of the life insurance business before income tax	(202)	(536)	487
Prima facie income tax at 30%	(61)	(161)	146

Add/(deduct) tax effect of permanent differences:
Foreign tax rate differences	(1)	—	1
Amortisation of goodwill	—	(5)	1
Restatement of tax timing differences due to changes in the Australian company income tax rate	—	2	—
Under/(over) provision in prior year	7	3	3
Other	30	27	8
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business	(25)	(134)	159
Income tax attributable to the statutory funds of the life insurance business	(70)	(354)	106
Total income tax expense/(benefit)(1)	(95)	(488)	265

Effective tax rate excluding statutory funds attributable to the life insurance business	(12.4)%	(25.0)%	32.6%

(1)          Wealth Management total income tax expense/(benefit) excludes the tax benefit on significant items.

Banking operations before goodwill
Cash earnings before income tax
Australia	1,496	1,559	1,374
Overseas	1,249	1,091	1,078
Total cash earnings	2,745	2,650	2,452
Prima facie income tax at 30%	824	795	736
Add/(deduct) tax effect of permanent differences:
Attributable foreign income	13	19	6
Non-allowable depreciation on buildings	4	2	5
Rebate of tax on dividends, interest etc	(23)	47	(3)
Foreign tax rate differences	(2)	(3)	(4)
Future income tax benefits no longer required	—	(33)	1
Under/(over) provision in prior year	(1)	(15)	15
Other	(34)	(41)	(67)
Total income tax expense on cash earnings	781	771	689
Effective tax rate	28.5%	29.1%	28.1%

Detailed Financial Information - Note 13: Significant Items

13. SIGNIFICANT ITEMS

	Half year to
	Mar 03 $m	Sep 02 $m	Mar 02 $m
Ongoing operations
Restructuring expenses	—	(556)	(24)
Tax benefit	—	161	7
Net restructuring expenses	—	(395)	(17)

Disposal of SR Investment (HomeSide)
Proceeds on the sale of SR Investment	—	2,671	—
Cost of SR Investment sold	—	(2,686)	—
Loss on sale of SR Investment	—	(15)	—
Income tax benefit	—	21	—
Net profit on sale of SR Investment	—	6	—
Significant items after tax	—	(389)	(17)

Restructuring expenses

During 2002, the Group recognised costs of $412 million after tax resulting from its Positioning for Growth (PfG) program and related actitivities. The initiative comprised fundamentally of a reorganisation of the Group structure as well as a series of revenue and cost enhancement initiatives. Restructuring expenses primarily related to redundancies of $230 million, Technology write-downs of $88 million, surplus lease space of $54 million, and other restructuring costs of $40 million. During 2002, payments of $101 million (before tax) were incurred in relation to 859 redundancies.

Sale of HomeSide

On 27 August 2002, the National sold all of its shares in SR Investment, Inc., the parent company of  HomeSide Lending, Inc., to Washington Mutual Bank, FA. Total proceeds were approximately US$1.5  billion (A$2.7 billion), comprised of the interim settlement amount of approximately US$1.3 billion based  on an agreed estimated value of the net assets sold as at closing, plus approximately US$0.2 billion  representing amounts receivable  in relation to the sale of bulk mortgage servicing rights. The sale was completed on 1 October 2002. This resulted in a profit on sale of US$3 million (A$6 million), which was recognised as a significant item for the year ending 30 September 2002.

Detailed Financial Information - Note 14: Exchange Rates

14. EXCHANGE RATES

Exchange rates	Statement of Financial Performance average half year to			Statement of Financial Position spot as at
	Mar 03	Sep 02	Mar 02	Mar 03	Sep 02	Mar 02
Great British Pounds	0.3626	0.3655	0.3590	0.3828	0.3474	0.3732
Euros	0.5554	0.5785	0.5811	0.5571	0.5528	0.6090
United States Dollars	0.5757	0.5496	0.5151	0.6038	0.5440	0.5322
New Zealand Dollars	1.1028	1.1727	1.2257	1.0908	1.1565	1.2075

Impact on Statement of Financial Performance of exchange rate movements on the ongoing operations result

Half year to March 2003 since September 2002 Favourable/(unfavourable)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Net interest income	13	23	(7)	(2)	27
Other operating income	5	14	(4)	(1)	14
Other operating expenses	(10)	(17)	2	1	(24)
Charge to provide for doubtful debts	(1)	—	1	—	—
Income tax expense	(2)	(5)	—	—	(7)
Net operating profit from ongoing operations	5	15	(8)	(2)	10

Half year to March 2003 since March 2002 Favourable/(unfavourable)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Net interest income	(6)	38	(17)	(4)	11
Other operating income	(4)	23	(9)	(6)	4
Other operating expenses	4	(28)	5	3	(16)
Charge to provide for doubtful debts	1	—	2	(1)	2
Income tax expense	2	(9)	—	1	(6)
Net operating profit from ongoing operations	(3)	24	(19)	(7)	(5)

Impact on Statement of Financial Position of exchange rate movements on the March 2003 ongoing operations

Since September 2002 increase/(decrease)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Total assets	(10,384)	1,869	(3,126)	(839)	(12,480)
Gross loans and advances	(6,822)	1,548	(716)	(413)	(6,403)
Including:
Housing	(1,479)	574	(1)	(57)	(963)
Term Lending	(2,074)	715	(429)	(276)	(2,064)
Overdrafts	(1,118)	72	(9)	—	(1,055)
Leasing	(788)	—	—	(4)	(792)
Credit cards	(195)	53	—	—	(142)
Deposits and other borrowings	(6,461)	1,259	(1,415)	(359)	(6,976)

Since March 2002 increase/(decrease)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Total assets	(1,954)	3,232	(3,743)	(1,107)	(3,572)
Gross loans and advances	(1,204)	2,600	(600)	(428)	368
Including:
Housing	(236)	945	1	(61)	649
Term Lending	(314)	1,216	(548)	(306)	48
Overdrafts	(242)	95	—	—	(147)
Leasing	(185)	—	—	(6)	(191)
Credit cards	(41)	89	—	—	48
Deposits and other borrowings	(1,267)	2,043	(1,401)	(356)	(981)

Detailed Financial Information - Note 15: Capital Adequacy

15. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes  of calculating capital adequacy. The intangible component of the investment in these controlled entities  (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

	As at
Reconciliation to shareholders funds	Mar 03 $m	Sep 02 $m	Mar 02 $m
Contributed equity	9,052	9,931	10,486
Reserves	1,254	2,105	1,480
Retained profits (1)	13,224	11,148	11,416
Outside equity interest	285	67	69
Estimated reinvestment under dividend reinvestment plan	163	127	301
Less: Goodwill	(787)	(775)	(828)
Estimated interim dividend (1)	(1,205)	—	—
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
Fair value adjustment on mortgage servicing rights (10% MSR)	—	(131)	(570)
Asset revaluation reserve	(7)	(7)	—
Deconsolidation of Wealth Management profits (net of dividends) (2)	(125)	(719)	(1,080)
FITB (excluding FITB on the general provision for doubtful debts) (3)	(108)	—	—
Outside equity interest	(285)	(67)	(69)
Tier 1 Capital	19,013	19,231	18,757

Asset revaluation reserve	7	7	—
General provision for doubtful debts	1,323	1,414	1,471
Perpetual floating rate notes	414	460	470
Dated subordinated debts	4,666	6,174	6,349
Exchangeable capital units	1,262	1,262	1,262
Notional revaluation of investment securities to market	21	12	(3)
Tier 2 Capital	7,693	9,329	9,549

Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	(2,948)	(2,808)	(2,732)
Holdings of other financial institutions’ capital instruments	(445)	(445)	(445)
Deductions	(3,393)	(3,253)	(3,177)

Total regulatory capital	23,313	25,307	25,129
Risk-weighted assets - credit risk	250,703	244,363	234,788
Risk-weighted assets - market risk	3,666	3,475	2,444
Total risk-weighted assets	254,369	247,838	237,232
Risk adjusted capital ratios
Tier 1	7.47%	7.76%	7.91%
Tier 2	3.02%	3.76%	4.03%
Deductions	(1.33)%	(1.31)%	(1.34)%
Total capital	9.16%	10.21%	10.60%

(1)          The Group has adopted the new Accounting Standard AASB 1044, which has resulted in a change in the accounting for dividend provisions. Under APRA guidelines the estimated dividend must be deducted from Tier 1 Capital.

(2)          From 31 March 2003, deconsolidation of Wealth Management profits are based on statutory accounts. Prior periods were based on the management accounts.

(3)          APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

	As at
Adjusted common equity ratio reconciliation	Mar 03 $m	Sep 02 $m	Mar 02 $m
Tier 1 Capital	19,013	19,231	18,757
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Preference shares	(730)	(730)	(730)
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	(2,948)	(2,808)	(2,732)
Holdings of other financial institutions’ capital instruments	(445)	(445)	(445)
Adjusted common equity	12,945	13,303	12,905

Total risk-weighted assets	254,369	247,838	237,232

Adjusted common equity ratio	5.09%	5.37%	5.44%

Detailed Financial Information - Note 16: Cash Earnings per Share

16. CASH EARNINGS PER SHARE

	Half year to
	Mar 03		Sep 02		Mar 02
	Basic	Diluted (1)	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	2,027	2,027	1,856	1,856	1,989	1,989
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	48	—	48	—	54
Adjusted cash earnings before significant items	2,027	2,075	1,856	1,904	1,989	2,043
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares	1,524	1,524	1,544	1,544	1,555	1,555
Potential dilutive ordinary shares
Options	—	5	—	10	—	8
Partly paid ordinary shares	—	1	—	1	—	1
Exchangeable capital units	—	65	—	65	—	65
Total weighted average ordinary shares	1,524	1,595	1,544	1,620	1,555	1,629
Cash earnings per share (cents)	133.0	130.1	120.3	117.5	127.9	125.4

(1)          The weighted average diluted number of ordinary shares includes the impact of options, partly paid ordinary shares and potential conversion of exchangeable captal units.

(2)          Refer to page 7 for a reconcilation of cash earnings before significant items to Group net profit.

Detailed Financial Information - Note 17: Risk Management

17. RISK MANAGEMENT

Market risk

The management of market risk is discussed in detail in the Group’s annual financial report 2002, at Risk Management and Note 46 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for all member banks’ trading portfolios, including both physical and derivative positions.  The figures reflect the potential losses across products and regions in which the Group operates.

	Average value half year to		Minimum value half year to		Maximum value half year to
Value at risk at 99% confidence level	Mar 03 $m	Sep 02 $m	Mar 03 $m	Sep 02 $m	Mar 03 $m	Sep 02 $m
Foreign exchange risk	7	7	3	3	19	19
Interest rate risk	20	16	16	10	25	23
Volatility risk	3	4	2	2	5	5
Commodities risk	—	—	—	—	1	1
Diversification benefit	(6)	(7)	n/a	n/a	n/a	n/a
Total	25	20	20	13	35	33

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level for the half year to 31 March 2003.

VaR is measured individually according to interest rate risk, foreign exchange risk and volatility risk.  The individual risk categories do not sum to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

Balance sheet risk

a) Structural interest rate risk

This table presents a summary of the aggregated structural earnings at risk relating to non-trading  assets and liabilities that are sensitive to changes in interest rates.  Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the 12 months ending September 30, 2003 under a rising or declining interest rate environment.

	Forecast effect on net income 2003(1)		Forecast effect on net income 2002
	Rising rates $m	Declining rates $m	Rising rates $m	Declining rates $m
Australian dollars	67	(44)	21	(19)
Non-Australian dollars	21	(8)	(7)	(30)

(1)          Represents the forecast effect on net interest income for the year ending 30 September 2003 and the prior year comparative.

b) Structural foreign exchange rate risk

Refer table below.

c) Liquidity risk

Refer to the Group’s annual financial report 2002 at Risk Management for a detailed discussion of the  management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2002 at Risk Management for a detailed discussion of the  management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at Mar 03			As at Sep 02
	Notional principal $m	Credit equivalent $m	Fair value $m	Notional principal $m	Credit equivalent $m	Fair value $m
Foreign exchange rate-related contracts
Spot and forward contracts	298,250	8,307	(212)	312,513	7,072	304
Cross currency swaps	76,615	5,663	69	64,326	4,512	(31)
Futures	176	—	—	191	—	—
Options	247,826	3,534	(244)	297,306	4,002	369
	622,867	17,504	(387)	674,336	15,586	642
Interest rate-related contracts
Forward rate agreements	56,273	16	1	41,602	53	38
Swaps	517,840	15,673	55	504,306	7,915	959
Futures	90,597	—	1	101,015	—	(34)
Options	45,696	463	195	56,808	680	701
	710,406	16,152	252	703,731	8,648	1,664
Other contracts	10,524	429	14	6,930	464	392
Total derivative financial instruments	1,343,797	34,085	(121)	1,384,997	24,698	2,698

Detailed Financial Information - Note 18: Financial Information for US Investors

18. FINANCIAL INFORMATION FOR US INVESTORS

Generally accepted accounting principles applicable in the United States (US GAAP) differ in some respects from those applying in Australia (Australian GAAP).  Figures adjusted to a US GAAP basis are set out below.

	Half year to Mar 03		Half year to Mar 02
Consolidated Statement of Financial Performance	A$m	US$m (1)	A$m	US$m (1)
Net profit reported using Australian GAAP	1,867	1,129	2,256	1,203
Life insurance accounting adjustments:
Movement in excess of net market value over net assets of life insurance controlled entities	266	161	(382)	(204)
Amortisation of goodwill	—	—	(83)	(44)
Amortisation of present value of future profits (PVFP) asset	(97)	(59)	(41)	(22)
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	39	24	39	21
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	(13)	(8)	14	8
Movement in and elimination of deferred tax liabilities	3	2	95	51
Difference in minority interest share of profit	10	6	5	2
Other life insurance accounting adjustments	83	50	(58)	(31)
Other adjustments:
Difference in depreciation charge for buildings and profit/(loss) on sale of land and buildings	1	1	—	(1)
Amortisation of goodwill	49	30	2	1
Pension expense	(15)	(9)	9	5
Difference in recognition of profit on sale and leaseback transactions	8	5	6	3
Employee share compensation	(37)	(22)	(19)	(10)
Difference in lease revenue recognition	(3)	(2)	(6)	(3)
Movement in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	55	33	(369)	(197)
Net income according to US GAAP	2,216	1,341	1,468	782
Earnings per share according to US GAAP (cents)
Basic	139.3	84.2	88.3	47.1
Diluted	133.5	80.7	86.8	46.3

	Half year to Mar 03		Half year to Mar 02
Comprehensive Income Under US GAAP	A$m	US$m (1)	A$m	US$m (1)

Net income according to US GAAP	2,216	1,341	1,468	782
Other comprehensive income
Foreign currency translation reserve	(852)	(515)	(937)	(500)
Asset revaluation reserve	—	—	(16)	(9)
Available for sale securities	6	4	(2)	(1)
Shadow policy liabilities adjustment	(24)	(15)	25	13
Revaluation surplus	(82)	(50)	(44)	(23)
Movement in fair value of derivative financial instruments	—	—	16	9
Total other comprehensive income	(952)	(576)	(958)	(511)
Total comprehensive income according to US GAAP	1,264	765	510	271

	As at Mar 03		As at Mar 02
Equity	A$m	US$m (1)	A$m	US$m (1)
Issued and paid-up capital
Contributed equity reported using Australian GAAP	9,052	5,472	10,486	5,592
Employee share compensation	81	49	45	24
Issued and paid-up capital according to US GAAP	9,133	5,521	10,531	5,616
Reserves
Reserves reported using Australian GAAP	1,254	758	1,480	789
Foreign currency translation reserve	(390)	(236)	(825)	(440)
Asset Revaluation Reserve	(7)	(4)	—	—
Reserves according to US GAAP	857	518	655	349

Retained profits
Retained profits less outside equity interest reported using Australian GAAP	13,224	7,994	11,416	6,088
Life insurance accounting adjustments:
Movement in excess of net market value over net assets of life insurance controlled entities	(4,815)	(2,911)	(5,564)	(2,968)
Recognition and amortisation of goodwill	2,935	1,774	3,018	1,609
Recognition and amortisation of PVFP assets	1,492	902	1,683	898
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	(439)	(265)	(731)	(390)
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	57	34	22	12
Movement in and elimination of deferred tax liabilities	254	154	325	173
Recalculation of minority interest	(121)	(73)	(73)	(39)
Movement in market value of subordinated debt	(1)	(1)	(5)	(2)
Movement in revaluation surplus	98	59	5	3
Other adjustments:
Elimination of revaluation surplus of land and buildings	(98)	(59)	(91)	(49)
Adjustment of provision for depreciation on buildings revalued	90	54	88	47
Amortisation of goodwill	49	30	—	—
Pension expense	81	49	84	45
Unamortised profit on sale-leaseback transactions	(51)	(31)	(66)	(35)
Employee share compensation	(81)	(49)	(45)	(24)
Difference in lease revenue recognition	(106)	(64)	(95)	(51)
Transitional adjustment on adoption of SFAS 133	(232)	(140)	(232)	(124)
Movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	964	583	217	116
Unrealised profit on shares in entities and other securities	290	175	347	185
Provision for final cash dividend	—	—	1,115	595
Other	(19)	(11)	(21)	(11)
Retained profits according to US GAAP	13,571	8,204	11,397	6,078
Outside equity interest
Outside equity interest reported using Austalian GAAP	285	172	69	37
Reclassification of minority interest	(285)	(172)	(69)	(37)
Outside equity interest according to US GAAP	—	—	—	—

Equity (continued)

	As at Mar 03		As at Mar 02
	A$m	US$m (1)	A$m	US$m (1)

Accumulated other comprehensive income
Accumulated other comprehensive income reported using Australian GAAP
Balance brought forward under US GAAP	1,125	680	1,767	942
Shadow life insurance policy liability adjustment	(24)	(15)	(937)	(500)
Unrealised profits/(losses) on available for sale debt securities	6	4	(16)	(9)
Foreign currency translation reserve	(852)	(515)	(2)	(1)
Asset revaluation reserve	—	—	25	13
Revaluation surplus	(82)	(50)	(44)	(23)
Movements in fair value of derivative financial instruments	—	—	16	9
Accumulated other comprehensive income according to US GAAP	173	104	809	431
Total equity according to US GAAP	23,734	14,347	23,392	12,474

	As at Mar 03		As at Mar 02
Consolidated Statement of Financial Position	A$m	US$m (1)	A$m	US$m (1)
Assets

Total assets reported using Australian GAAP	394,196	238,291	361,637	192,861
Life insurance accounting adjustments:
Elimination of excess of interest of net market values over net assets of life insurance controlled entities	(4,815)	(2,911)	(5,564)	(2,968)
Recognition and accumulated amortisation of goodwill	2,935	1,774	3,018	1,609
Recognition and accumlated amortisation of PVFP asset	1,492	902	33	18
Restatement and reclassification of deferred acquitision costs	348	210	314	168
Difference in investment asset values in life insurance entities	29	18	1,683	898
Other adjustments:
Revaluation surplus of land and buildings	(98)	(59)	(91)	(49)
Adjustment of provision for depreciation on buildings revalued	90	54	88	47
Amortisation of goodwill	49	30	—	—
Pension fund adjustment	81	49	84	45
Difference in lease revenue recognition	(121)	(73)	(107)	(57)
Assets of special purpose entity consolidated	40	24	—	—
Fair value adjustments to derivative financial instruments and associated impact on provision for mortgage servicing rights	3,828	2,314	1,493	796
Unrealised profit on shares in entities and other securities	290	175	348	185
Early pool-buyout reinstatement	—	—	559	298
Other	(19)	(11)	(21)	(11)
Total assets according to US GAAP	398,325	240,787	363,474	193,840

Liabilities
Total liabilities reported using Australian GAAP	370,381	223,895	338,186	180,355
Life insurance accounting adjustments:
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	864	522	1,048	559
Elimination of present value discount on deferred tax liabilities	(254)	(154)	(325)	(173)
Increase in and reclassification of minority interests	406	245	142	75
Subordinated debt revaluation from market value to cost	1	1	5	3
Other adjustments:
Unamortised profit on sale-leaseback transactions	51	31	66	35
Deferred tax liability associated with difference in lease revenue recognition	(15)	(9)	(12)	(6)
Fair value adjustments to derivative financial instruments	2,987	1,806	1,557	830
Deferred tax liability associated with fair value adjustments to derivative financial instruments	130	79	(29)	(15)
Liabilities of special purpose entity consolidated	40	24	—	—
Elimination of dividend provided for but not formally declared prior to balance date	—	—	(1,115)	(595)
Proceeds received in advance - early pool-buyout	—	—	559	298
Total liabilities reported according to US GAAP	374,591	226,440	340,082	181,366
Net assets according to US GAAP	23,734	14,347	23,392	12,474

(1)            Translated from Australian dollars at the rate of US$0.6045 equals A$1.00 (March 2002: US$0.5333 equals A$1.00) the “Noon Buying Rate” per the Federal Reserve Bank of New York on 31 March 2003.

GLOSSARY OF TERMS

Cash earnings

Cash earnings is defined as follows:

Net profit

Less:
Outside equity interest
Distributions
Revaluation profit/(loss) after tax
Add:
Goodwill amortisation
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Management externally disclose annual performance targets for the Group based on growth in cash earnings per share (which is calculated on the basis of cash earnings).

Cash earnings is a key performance measure used by the broking community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Outside equity interest - this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Distributions - this reflects payments to holders of National Income Securities and Trust units, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation profit/(loss) - relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the balance sheet in accordance with Australian Accounting Standards. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result. It is separately identified and discussed in detail. Management further wish to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

•                  Goodwill amortisation - relates to the straight-line method of amortising goodwill (an intangible asset recorded on the balance sheet) in accordance with Australian Accounting Standards. Financial statement users generally do not regard goodwill amortisation expense as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items (and net profit before significant items)

Under Australian Accounting Standard AASB 1018(5.4) “when a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report”.

The Group has identified such items as ‘significant items’ on its Performance Summaries.

Management believe that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.  Further it facilitates the forecasting of future year results.

Cost to income ratio

The cost to income ratio for the Banking divisions is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Goodwill amortisation
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue
Less:
Interest revenue
Life insurance income
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, National Australia Bank does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

The Group has set a number of externally disclosed efficiency targets for the cost to income ratio as calculated above.

Economic Value Added (EVA)

EVA is a profitability measure designed to recognise the requirement to generate a satisfactory return on the economic capital invested in the business. If the business produces profit in excess of its cost of capital then value is created for shareholders.

Senior management are required to place a significant percentage of total remuneration at risk depending upon the outcome of Group EVA for the year. This aligns management interests with those of shareholders.

The Group has set an externally disclosed target growth target for EVA.

Sales (Wealth Management)

Includes sales for Retail and Corporate Investment products and Risk products. Investment product sales represent the initial application amount and any additional contributions made. Inflows into cash products and reinvestment of distributions are excluded. Risk sales represent first year annual premiums for new business, CPI increases and one-off increases in the sum insured.

ALPHABETICAL INDEX

Asia Results	9
Asset Quality	16 & 66
Australia Results	9
Average Balance Sheet & Related Interest	50
Capital	26 & 73
Cash Earnings by Region from Ongoing Operations	9
Cash Earnings Per Share	11, 75 & 83
Corporate & Institutional Banking	36
Cost to Income Ratio	11, 14 & 84
Detailed Financial Information	44
Diluted Earnings Per Share	11 & 75
Divisional Performance Summary	7 & 45
Doubtful Debts	64
Economic Value Added	26 & 84
European Pension Schemes	20
Europe Results	9
Exchange Rates	71
Financial Information for US Investors (US GAAP)	78
Financial Services Australia	30
Financial Services Europe	32
Financial Services New Zealand	34
Full Time Equivalent Employees	15 & 63
Glossary of Terms	83
Gross Loans & Advances	55
Group Key Performance Measures	11
Group Performance Summary	8
Income Tax Expense	25 & 68
ISI Program	21
Management Discussion & Analysis	22
Media Release	1
Net Interest Income	22 & 48
Net Life Insurance Income	24 & 58
Net Interest Margins & Spreads	22 & 49
New Zealand Results	9
Operating Expenses	25 & 61
Other (incl. Excess Capital, Group Funding & Corporate Centre)	42
Other Operating Income	24 & 59
Overview	13
Performance Measures	26
Profitability	22
Reporting Format	6
Restructuring Progress	15
Return on Assets	11
Return on Equity	11
Retail Banking	29
Revenue	59
Risk Management	76
Risk-weighted Assets	11 & 73
Share Based Payments - Employee Benefits	20
Share Buy-Back Program	27
Software Capitalisation	21
Summary of Financial Position	10
Significant Items	70
Total Banking	28
United States Results	9
Wealth Management	38

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:       14 May 2003

Title:       Associate Company Secretary